SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2010

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Financial Statements and Operating and Financial Review and Prospects as of March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009

Financial Statements
and Operating and Financial Review and Prospects

As of March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE FINANCIAL STATEMENTS

Table of Contents

Balance Sheets as of March 31, 2010 and December 31, 2009.

Statement of Operations for the three-month periods ended March 31, 2010 and 2009.

Statement of Changes in Shareholders' Equity for the three-month periods ended March 31, 2010 and 2009.

Statement of Cash Flows for the three-month periods ended March 31, 2010 and 2009.

Notes to Financial Statements as of March 31, 2010 and comparative information.

Operating and Financial Review and Prospects.

Independent Accountants’ Review Report.

TELEFONICA DE ARGENTINA S.A.

BALANCE SHEETS AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	2010	2009
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	33	30
Investments (notes 18.c) and 18.d))	1,112	1,000
Trade receivables (note 3.1.b)	921	880
Other receivables (note 3.1.c)	101	101
Inventories (note 3.1.d)	26	16
Other assets	1	1
Total current assets	2,194	2,028
NONCURRENT ASSETS

Investments (note 18.c)	4	-
Trade receivables (note 3.1.b)	4	4
Other receivables (note 3.1.c)	31	31
Fixed assets (note 18.a)	4,687	4,708
Intangible assets (note 18.b)	189	191
Subtotal noncurrent assets	4,915	4,934

Goodwill (notes 2.2.h) and 3.1.e)	31	31
Total noncurrent assets	4,946	4,965
Total assets	7,140	6,993
LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.f)	1,182	1,255
Bank and financial payables (note 3.1.g)	661	627
Payroll and social security taxes payable (note 3.1.h)	247	273
Taxes payable (note 3.1.i)	630	538
Other payables (note 3.1.j)	59	59
Reserves (note 18.e)	8	14
Total current liabilities	2,787	2,766
NONCURRENT LIABILITIES

Trade payables (note 3.1.f)	145	145
Bank and financial payables (note 3.1.g)	543	499
Payroll and social security taxes payable (note 3.1.h)	131	131
Taxes payable (note 3.1.i)	57	128
Other payables (note 3.1.j)	13	13
Reserves (note 18.e)	431	388
Total noncurrent liabilities	1,320	1,304

NET LIABILITIES FROM DISCONTINUED OPERATIONS (notes 2.2.m) and 3.1.k)	7	7
Total liabilities	4,114	4,077

SHAREHOLDERS' EQUITY	3,026	2,916
Total liabilities and shareholders' equity	7,140	6,993

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENT OF OPERATIONS FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2010 AND 2009 (1)

(amounts stated in millions of Argentine pesos, except for earnings per share ratio and per ADS ratio, restated as described in note 2.1.)

	2010	2009

NET REVENUES	1,498	1,355

COST OF SERVICES PROVIDED (note 3.1.l)	(694)	(660)
Gross profit	804	695

ADMINISTRATIVE EXPENSES (note 18.h)	(138)	(131)

SELLING EXPENSES (note 18.h)	(371)	(287)

OTHER EXPENSES, NET (note 18.h)	(44)	(36)
Subtotal	251	241

FINANCIAL INCOME AND HOLDING GAINS/(LOSSES) ON ASSETS (2)
Exchange differences	3	34
Interest and financial income	29	14
Holding (loss)/gain from financial instruments	(1)	2

FINANCIAL EXPENSE AND HOLDING LOSSES ON LIABILITIES (3)
Exchange differences	(26)	(121)
Interest and financial charges	(53)	(59)
Holding loss from financial instruments	(36)	(8)
Other	(1)	-
Net income before income tax	166	103

INCOME TAX (note 2.2.k)	(56)	(34)
Net income for the three-month periods	110	69

Earnings per share for the three-month periods (4)	0.0157	0.0099

Earnings per ADS for the three-month periods (4)	0.6300	0.3952

(1)	See note 2.5.
(2)	Mainly related to current investments, trade receivables and other receivables.
(3)	Mainly related to trade, bank and financial, taxes, other payables and reserves.
(4)	Basic and diluted earnings per share and American Depositary Shares (“ADS”) are the same, as there are no outstanding options to purchase shares. Amounts stated in Argentine pesos (see note 2.2.n).

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2010 AND 2009

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	CAPITAL STOCK (1)
	Nominal value
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock	Subtotal	Legal Reserve (1)	Reserve for future dividends (1)	Retained earnings (1)	Total

Balance as of December 31, 2008	698	1,209	1,907	15	279	337	2,538

Net income for the three-month period ended March 31, 2009	-	-	-	-	-	69	69
Balance as of March 31, 2009	698	1,209	1,907	15	279	406	2,607

Appropriation of retained earnings as approved by the General Ordinary and Special Class A and Class B Shareholders’ Meeting held on April 20, 2009 (see note 5.)	-	-	-	367	(30)	(337)	-

Net income for the nine-month period ended December 31, 2009	-	-	-	-	-	309	309
Balance as of December 31, 2009	698	1,209	1,907	382	249	378	2,916

Net income for the three-month period ended March 31, 2010	-	-	-	-	-	110	110
Balance as of March 31, 2010	698	1,209	1,907	382	249	488	3,026

(1)	See note 5.

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

STATEMENT OF CASH FLOWS (1) FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009 (2)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	2010	2009

Cash and cash equivalents at end of period (3)	1,141	530
Cash and cash equivalents at beginning of year (3)	1,029	382
Increase in cash and cash equivalents	112	148
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income for the period	110	69
Adjustments to reconcile net income for the period to net cash provided by operating activities:
Foreign exchange differences (4)	25	111
Fixed assets depreciation	223	232
Material consumption	10	12
Intangible assets amortization	19	14
Cost of services provided	5	13
Holding loss from financial instruments	37	6
Increase in allowance and accruals, net of reversals	78	54
Income tax	56	34
Interest and financial charges, net	40	21

Changes in assets and liabilities:
Trade receivables	(60)	(80)
Other receivables	(14)	48
Inventories	(15)	(26)
Trade payables	(177)	(109)
Payroll and social security taxes payable	(26)	(38)
Taxes payable	(15)	(37)
Other payables	(24)	17
Collected interests	4	4
Contingencies payment	(14)	(44)
Payment of income tax	(20)	(14)
Cash flows generated by operating activities	242	287
Cash flows used in investing activities:
Fixed assets purchases (5)	(54)	(81)
Increase in intangible assets	(17)	(14)
Current investments	(7)	-
Cash flows used in investing activities	(78)	(95)
Cash flows used in financing activities:
Net short-term loans	13	-
Repayments of loans	(20)	(19)
Interest paid	(45)	(25)
Cash flows used in financing activities	(52)	(44)
Increase in cash and cash equivalents	112	148

(1)
Cash and cash equivalents with original maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 33 million and 1,108 million, respectively, as of March 31, 2010, (ii) 30 million and 999 million, respectively, as of December 31, 2009, (iii) 18 million and 512 million, respectively, as of March 31, 2009, and (iv) 33 million and 349 million, respectively, as of December 31, 2008.

(2)	See note 2.5.
(3)	In 2010, cash at end of period and at beginning of year does not include 4 million and 1 million, respectively, related to Bond CEGOB02.
(4)	In 2010 and 2009, net of 2 million and 24 million, respectively, related to exchange differences originated by cash and cash equivalents denominated in foreign currency.
(5)	In 2010, net of 96 million and 62 million financed by trade payables and bank and financial payables, respectively. In 2009, net of 59 million financed by trade payables.

The accompanying notes 1 to 18 are an integral part of these financial statements.

EDUARDO FERNANDO CARIDE
Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO FINANCIAL STATEMENTS AS OF MARCH 31, 2010 AND COMPARATIVE INFORMATION (see note 2.5.)

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1.	OPERATIONS OF TELEFONICA

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) holds a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company holds a license agreement from the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the Federal Executive Power (“PEN”) issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, for the Interconnection, for the Universal Service and for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 concerning the Universal Service Regulations and creates the Trust Fund for the Universal Service (see note 12.).

In December 2008, the Company acquired 100% of the capital stock of Telefónica Data Argentina S.A. (“TDA S.A.”), a company dedicated to telecommunication services supply, integral advice and consulting services in telecommunication system and information technologies. The Company has incorporated TDA S.A. by absorption (see note 17.).

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the 2002 Argentine economic crisis. Therefore, the Company has focused on the renegotiation of the agreement with the government and has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the Company’s business, and the situation affecting service rates described in note 8.1. Some of these measures include: i) capital expenditure controls, ii) operating cost reduction, iii) stability of the collection rates and, iv) debt renegotiation and cash management.

The relationship between variables determining revenues and expenses was affected as a result of the conversion into pesos and freezing of the Company’s tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides mechanisms to re-balance the relation between the variables that determine revenues and costs (including investments), i.e., the so-called "economic and financial equation" upon the occurrence of certain circumstances (see note 8.). As mentioned in note 2.3., the Public Emergency and Foreign Exchange System Reform Law established the conversion into pesos of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed, on behalf of the Federal Government and together with the Company, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such memorandum.

In the opinion of the Company’s Management, since 2005 there is greater certainty in the operating and economic environment for the Company due to, among other factors, the relative stabilization in the peso equivalent amounts of its foreign currency denominated debt, the financing already obtained and the gradual reduction of its financial debt. Although there is an unstable international financial market scenario, according to the opinion of the Company’s management, it should not have a significant impact on the Company’s future operations. However, the Company will monitor its future development.

Although the Company has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in local and/or international economic context, the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation (see note 8.).

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1.	Presentation of financial statements in constant Argentine Pesos

Until March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the Argentine Federation of Professional Council in Economic Sciences (“FACPCE“) in effect as of that date. Effective September 1, 1995, considering the economic stability conditions at that moment, and according to the requirements of the National Securities Commission (“CNV”), the Company discontinued application of the restatement method. This accounting criterion was accepted by professional accounting principles until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ending as from March 31, 2002, in accordance with professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the abovementioned, the financial statements of the Company as of March 31, 2010 and 2009, and as of December 31, 2009 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the PEN and the CNV (the accumulated effect on that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of March 31, 2010 and December 31, 2009 and on results for the three-month periods ended March 31, 2010 and 2009 of not restating figures until September 30, 2003 is not significant.

2.2.	Valuation and presentation methods

The Company applied the valuation and presentation criteria established by CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation and presentation criteria applicable to the Company approved by the CPCECABA (“Argentine GAAP” - see note 2.8.).

The preparation of financial statements in conformity with professional accounting principles requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses. Final results may differ from those estimated by the Company’s Management.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All Company Management estimates have been made accordingly. Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are:

a) Cash:

Amounts in local currency: stated at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, accrued financial income (expense) as of those dates.

b) Investments:

Government securities: in accordance with the Company’s intended use, they were stated at their original value plus financial income accrued as of the end of each period/year, which does not exceed their recoverable value.

Mutual funds: stated at their net realization value as of the end of each period/year.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year, which does not significantly differ from the amount obtained by calculating the discounted value of the cash flows that would be derived from the related assets and liabilities based on the rate of each transaction.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ from the measurement of the discounted value based on the rate of each transaction.

Debt refinancing costs incurred in connection with the issuance of negotiable obligations, are amortized by the straight-line method as from the issuance date to the maturity or cancellation of such negotiable obligations and are disclosed net of the related financial payables.

Trade receivables: includes services provided and net positions with foreign carriers, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates  using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due after the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Finance leases: leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.

Receivables arising from financing leases have been valued at present value of the minimum payments computed at the interest rate implicit in the leases of the related assets (see note 16.).

Services received from IBM Argentina S.A. (“IBM”): Considering that the baseline services that IBM committed to render will be received by the Company in uniform quantities over the term of the agreement, the total original cost of the baseline services is accrued based on the straight line method as services are received (see note 7.1.). The balance included in “Trade payables” and in “Other payables” as of March 31, 2010 and December 31, 2009, respectively, includes the cost of services received accrued on the straight-line method basis over the term of the agreement less the increasing monthly installments paid to IBM as of the end of each period/year. Service costs renegotiations as agreed upon between the parties are accrued and recorded in the Company’s statement of operations on the year in which the services are approved and correlated to the affected services.

Tax Compliance Plan Liabilities: the Company valued its obligation to be paid in 120 installments, at amortized cost based on the imputed interest rate determined at inception.

The indefeasible rights of use have been valued at acquisition cost restated as indicated in note 2.1. and are amortized by the straight-line method over the duration of the term of the rights up to 15 years.

Liabilities for agreements with payments in installments: in February 2009, the Company agreed with the Compensatory Fund for Retired Telephone Industry Workers to settle certain claims related to previous periods, whereby the Company agreed to pay 35.2 million in installments. In addition, and in connection with a claim filed in the year 2009, the Company agreed to pay 20.8 million also in installments. The book value of such payable was obtained calculating the discounted value cash flows related to items accrued as of the closing date of these financial statements.

Universal Service contribution (see note 12.): the Company calculates the charge for the Universal Service contribution, consisting of 1% of revenues from telecommunications services, net of automatic deductions provided by the related regulation and rules of the National Communications Commission (“CNC”), and in accordance with the Company’s estimates of the amounts payable during each period/year, based on current regulations. If resulting, from the above calculation, in a balance payable, such net amount is booked as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the period/year in which they will probably be reimbursed by such entity and can be valued with certainty. The Company, as continuing entity of TDA S.A. (see note 17.), has monthly deposited the corresponding amount until April, 2009 in a Banco de la Nación Argentina account in the name of TDA S.A. As of the closing date of these financial statements, the balance of the mentioned account amounts to 3 million.

Pre-retirement agreements and early retirement plans: the Company values its obligation in relation to these plans at the present value of the payments agreed as of the end of each period/year (see note 15.).

Performance Share Plan (“PSA”): this plan is valued on the basis of the fair value of the securities to be delivered calculated on the date on which the rights are granted. Such cost is accrued on a straight-line basis during the period/year in which the services are rendered by the Executives. The fair value amounts to Euro 7.7, Euro 8.4 and Euro 8.4 per share for the second, third and fourth cycle, respectively. These amounts are the best benchmark of the fair value of the rights delivered to Executives, as they correspond to actual market transactions (see note 15.).

Social Security Plan for Executives (The “SSE Plan”): the liability resulting from the social security plan for Executives is valued based on the estimated amounts that the Company agreed to contribute as of each period/year. Such cost is accrued during the period/year in which the benefit is granted and the services are rendered by the Executives. Changes in the plan are recognized in the period/year in which they are approved (see note 15.).

d) Inventories:

Networks equipment, equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

e) Other assets:

Other assets include buildings no longer used for the Company’s operations and intended for sale. The carrying book value has been recorded at amortized restated cost as described in note 2.1., if applicable, which does not exceed its net recoverable value.

f) Fixed assets:

The fixed assets have been valued at cost restated as described in note 2.1. and depreciated by the straight-line method over their remaining useful lives. When the construction of works in progress extends over a substantial period of time, its value includes the cost of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. As of March 31, 2010 and December 31, 2009, the residual value of cumulative capitalized interest on fixed assets is 205 million and 216 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related asset replacement plan.

The Company habitually uses third-party sites to install its transmission equipment. The Company maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

The value of the Company’s fixed assets does not exceed their recoverable value, calculated on the basis of the Company Management’s best estimate of future discounted cash flows, considering current information and its estimation of the future level of tariffs. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Considering the operational strategies available for possible scenarios, in the opinion of the Company’s Management, it will generate future cash flows sufficient to recover the fixed assets balances. Notwithstanding the foregoing, as explained in note 8.1., the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

g) Intangible assets:

The trademarks have been valued at acquisition cost restated as described in note 2.1.

Licenses related to the use of invoicing software: have been valued at their cost, depreciated by the straight-line method over a 36-month period.

The non-competition clauses have been valued at acquisition cost and are amortized under the straight-line method over the term of such agreements.

IT applications and information systems have been valued at cost, depreciated by the straight-line method over their remaining useful lives.

The acquired client portfolio has been valued at acquisition cost and depreciated by the straight-line method over a 4-year period.

Intangible asset carrying value as of the closing date of these financial statements does not exceed recoverable value.

h) Goodwill:

Consisting of:

1)	Positive goodwill originated as a result of the acquisition of TDA S.A.

As of December 31, 2009, in accordance to the acquisition method described in FACPCE Technical Resolution (“TR”) No. 21, the Company concluded the purchase price allocation of TDA S.A. The identified net assets of TDA S.A. were measured at their fair value as of the acquisition date, using generally accepted valuation methods for each type of asset and / or liability, based on the best information available.

As a result of this process, the Company identified higher values of certain assets belonging to TDA S.A. and has not identified assets and/or liabilities not previously recognized by TDA S.A. Therefore, as of December 31, 2009, the Company allocated 31 million to the above mentioned assets that, in accordance with professional accounting standards, had been included on a provisional basis in goodwill as of the date of acquisition, corresponding to the difference between their net book values, that is, considering the allowance for impairment of fixed assets previously recognized by TDA S.A. and their fair value, net of  tax effects. This adjustment was made in goodwill value. The effect on the accumulated depreciation as of December 31, 2009, resulting from the consumption of the allocation recognized by the Company, amounted to 10 million. As of March 31, 2010, the amortization charge for the three-month period amounts to 2.5 million.

Therefore, the goodwill value corresponding to the difference between the acquisition cost and the fair value of TDA S.A.’s identifiable net assets at the time of the capital stock acquisition, amounts to 30 million, which is maintained at the end of the period. The Company has determined that such goodwill has an indefinite useful life, as it considers that there is no foreseeable limit on the period during which it will generate earnings for the Company.

2)	Positive goodwills from the acquisition of Telecomunicaciones y Sistemas S.A. (“TYSSA”) and Adquira Argentina S.A. (“Adquira”), which are valued at restated cost as described in note 2.1.

As positive goodwills related to TYSSA and Adquira do not have a defined useful life that would allow to estimate a systematic method in order to calculate their amortization, considering the time extent during which they will generate earnings for the Company and in accordance with professional accounting standards, their amortization was discontinued in the period ended on March 31, 2006.

The recoverability of the book values of goodwills are based on the Company Management’s best estimate of discounted future cash flows considering available information. The Company’s Management monitors the evolution of the macroeconomic variables that affect the business and, from time to time, it adjusted the projections based on the latest trends.

i) Reserves:

During the normal course of business, the Company is subject to several labor, commercial, tax and regulatory claims. While all such actions are being contested, the outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss, including accrued litigation fees at the end of the period/year, is based on the Company Management’s assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter.

j) Financial instruments:

The Company uses currency swaps which, in the context of the Convertibility Law between the U.S. dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yen, and to reduce fluctuations in the exchange rate between the yen and the U.S. dollar so that, the Company can ensure a fixed exchange rate between the yen and the U.S. dollar for these obligations paying a fixed percentage for the coverage. As of March 31, 2010 and December 31, 2009, the hedge relationships were ineffective because of the devaluation of the peso and the freezing of the Company’s tariffs.

In addition, the Company uses currency forward agreements in order to eliminate variability in the cash flows of its indebtedness in U.S. dollars in relation to the Argentine peso. The Company valued its hedged obligations at the prevailing exchange rate and separately recognized the financial instruments at their estimated market value. As of March 31, 2010 and December 31, 2009 the hedge relationship is effective.

k) Income tax and tax on minimum presumed income:

The Company records income tax by applying the deferred method. Deferred tax assets result from the temporary differences arising from allowances, accruals, financial charges that are not yet deductible for tax purposes and tax loss carryfowards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, the Company applied the liabilities method, which establishes the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company recognizes the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes. As of March 31, 2010 and December 31, 2009, the resulting deferred tax liabilities amount to 402 million and 424 million, respectively.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. As of March 31, 2010 and December 31, 2009, based on the information and projections available as of those dates and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the foreign exchange rate, the inflation for the coming years, and the reduction in foreign currency debt, the Company estimates that the deferred tax assets will probably be recovered, except for the specific tax loss carryforward balance.

The following table presents the components of the Company’s deferred tax balances:

	2010	2009
Deferred tax assets

Income tax on specific tax loss carryforwards resulting from the disposal of shares (1)	5	5
Allowance for doubtful accounts	82	72
Accrual for reserves and other non-deductible allowances and accruals	341	311
Other	10	10
	438	398
Allowance for specific tax loss carryforwards	(5)	(5)
Subtotal	433	393

Deferred tax liabilities

Other receivables	(1)	(1)
Fixed and intangible assets	(458)	(489)
Dismissal accrual for tax purposes	(13)	(13)
Other liabilities	(2)	(2)
Subtotal	(474)	(505)
Total deferred tax liabilities, net	(41)	(112)

(1)	Relates to 15 million of specific tax loss carryforward maturing in 2012.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on net income before tax and the amount charged to the statement of operations for the three-month periods ended March 31, 2010 and 2009:

	2010	2009 (1)
Net income before tax at statutory income tax rate	58	36

Net non-taxable results	(2)	(2)

Total	56	34

(1)	See note 2.5.

The Company is no longer subject to new income tax examinations by tax authorities for years before 2002. Fiscal year 2003 and beyond remain subject to examination by the Argentine Tax Authorities (“AFIP”).

Whenever applicable, the Company will recognize any interest and penalties related to uncertain tax positions as financial expenses. The Company’s Management does not believe there will be any material changes related to uncertain tax positions over the next twelve months.

In July, 2009, the Argentine Supreme Court of Justice (“CSJN”), issued a ruling on the Candy S.A. case in relation to the application of the tax adjustment for inflation, ratifying the lawfulness of the suspension provided by Section 39, Law No. 24073. However, in its decision, the CSJN states that the abovementioned suspension can not aggrieve the contributor’s property right, therefore the abovementioned method is applicable when it achieves to prove in Court that its non application would make the actual case confiscatory.

Although the CSJN allowed in the Candy case the tax computation considering the tax adjustment for inflation, it does not set general parameters that allow its applicability beyond those proven by Candy S.A. in the course of the process.

The Company and its fiscal advisors are currently analyzing the possible implications of this ruling on its fiscal situation. If the Company were able to apply the tax adjustment for inflation on its income tax returns, this would entail a decrease in its taxes payable. If the Company was able to apply the tax adjustment for inflation on its income tax returns, this would entail a decrease in its income tax payable.

Additionally, the Company calculates minimum presumed income tax by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the fiscal year. This tax is supplementary to income tax. The Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. As of the closing date of these financial statements, minimum presumed income tax assessed was totally absorbed by the application of the period/year income tax determined accordingly to the legislation. As of March 31, 2010, the Company maintains 20 million as minimum presumed income tax capitalized from previous fiscal years, which were disclosed net of income tax provision included in “Current taxes payable”.

l) Shareholders' equity accounts:

Shareholders' equity accounts have been restated, if applicable, as described in note 2.1. except for “Capital stock – Nominal value – Outstanding shares”, which is stated at its original amount. The adjustment required to restate this account in constant Argentine pesos (see note 2.1.) is included in the caption “Comprehensive adjustment to capital stock”.

m) Statements of operations captions:

-     Revenues and expenses are charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges from the installation of new telephone lines are recorded as income over estimated remaining average life of the relation with the customer and the costs associated with these charges are recorded as expense in the term related to the estimated useful life of the related fixed assets.

-     The Company recognizes income from sales of equipment when such equipment is delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right of use network capacity, the Company recognizes revenue ratably over the term of stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues.

-     The revenues and costs related to the data transmission service (national Virtual Private Networks, satellite services, among others) are recognized in the period in which the services are rendered. Consulting services are recognized considering the percentage of completion of the related contracts or projects and the acceptance by the customer.

-     As of each period/year, the Company had agreements with the following resellers or distributors:

i)
Other operators of telecommunication services, such as (1) local and/or long-distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. The interconnection traffic is principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which the Company collects fees from installation and monthly charges. Fees from installation are collected only once. The Company collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)
Distribution of prepaid cards: the Company sells prepaid cards through resellers. From the sale of prepaid cards, the Company charges the face value thereof less a commission that depends on the volume and product. The Company recognizes revenue and costs directly attributed to prepaid cards based on the usage of the network.

iii)
Third parties operating public phones: The operator of the public phone charges its customers for each call based on usage units. The operator receives an average variable compensation. The Company also charges the operator installation fees and monthly basic charges for its lines in service.

iv)
Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by the Company covering virtually all international long-distance calls into or out of Argentina. Agreements govern payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

-     Recognition of Telinver S.A. sale: in relation to the sale of its interest in Telinver S.A. the Company granted a guarantee to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 13.). For such guarantee, the Company has deferred booking the income from the sale in the amount of 7 million as of the closing date of these financial statements (see note 3.1.k) until the uncertainty related thereto is resolved, so that it will be probable that the Company receives the economic benefits associated to the disposal for that amount (see note 13.).

-     Charges for the consumption and amortization of non-monetary assets (materials, intangible assets and fixed assets) have been stated based on the inflation adjusted amounts of such assets , if applicable (see note 2.1.).

-     Financial income/(expense) and holding gains/(losses) include: a) financial income and expenses, b) exchange differences generated by assets and liabilities in foreign currency, and c) holding gains and losses from financial instruments.

n) Net earnings per share and per ADS:

The Company calculates the net earnings per share and per ADS on the basis of the Company’s common shares of 6,984,200,296 of AR$ 0.1 face value and one vote per share. One ADS is equal to forty shares.

2.3.	Public Emergency Law– rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign Exchange System Reform that implied a change in the economic model in force as of that time and amended the Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were subsequently issued, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)  Public Emergency and Foreign Exchange System Reform Law provided for the conversion into pesos of public utility rates that had been agreed upon in U.S. dollars at the AR$ 1 = US$ 1 rate and it authorized the Federal Executive to renegotiate the agreement (see note 8.1.);

On February 15, 2006, the Company and the Argentine government, through the UNIREN, executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations are met, this instrument will be the necessary background to execute the Protocol of Renegotiation of the Transfer Contract approved by Decree No. 2,332/90 (“Protocol of Renegotiation”), as provided for Law No. 25,561, section 9.

Among other aspects, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: the Company will continue making investments for the technological upgrade and development of its network and new services.
2)	Service and long-term targets (see note 6.).
3)	Contractual compliance (see note 6.).
4)	Regulatory framework (see notes 8.1. and 12.).
5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see notes 6. and 8.1.).
6)
Adjustment of value in International Incoming Calls in the local area through the application of a correction factor, so that the value mentioned in Section 37, Exhibit II, Decree No. 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.
8)
Equal treatment: in the context of the process to renegotiate the contracts, the Argentine government undertakes to treat the Company on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

The Memorandum of Understanding 2006 was submitted to a Public Hearing in order to promote the involvement of users and the community at large so that its terms and conditions will be based on a consensus to move forward with the execution of the Protocol of Renegotiation. The public hearing was held on April 28, 2006 in the city of Mar del Plata, Argentina. Additionally, the Memorandum of Understanding 2006 shall be subject to any further approvals required by currently applicable rules and regulations; and

b)  an extension of the National Public Emergency situation through December 31, 2011.

2.4.	Concentration of operations and credit risk

In the Company’s Management opinion, it does not have a significant credit risk concentration. The Company analyzes potentially doubtful accounts and records the related allowance. The maximum credit risk involved does not differ significantly from the accounts receivables amount reflected in the balance sheet.

2.5.	Comparative Financial Statements

As from TDA S.A.’s capital stock acquisition in December 2008, as described in note 17., the Company disclosed as supplementary information consolidated financial statements with its subsidiary company as of December 31, 2008 and as of March 31, 2009.

According to the Preliminary Merger Agreement and the schedule defined by the Company, it was established as a reorganization date January 1, 2009, whereas on May 1, 2009, TDA S.A. operating and accounting systems were incorporated into the Company’s systems and both companies’ operations were unified (see note 17.).

Consequently, according to TR N° 8, the Company’s financial statements as of March 31, 2010, and for the three-month period then ended, have been presented with the following comparative information:

-	Balance sheet: information of the Company as of December 31, 2009.

-
Statements of operations, changes in shareholders’ equity and cash flows: consolidated information of the Company for the three-month period ended March 31, 2009, which includes the effects of TDA S.A.’s operations as of that date.

2.6.	Technical Resolution No. 26

In December 2009, the CNV issued General Resolution No. 562, whereby it established the application of FACPCE’s TR No. 26 (with certain amendments) adopting, the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for certain entities included in the public offering regime of Law No. 17,811.

The application of such standards will be mandatory for the Company as from the fiscal year beginning on January 1, 2012.

In March 2010, the FACPCE Board of Governance approved draft technical resolution No. 19 providing for the modification of Technical Resolution No. 26, which has entered the consultation period through July 17, 2010.  The main modifications proposed in the draft are as follows:

a) All entities subject to mandatory enforcement of Technical Resolution No. 26 should now enforce it as from the fiscal years beginning after January 1, 2012, and interim periods. Early adoption is allowed for fiscal years beginning as from January 1, 2011, and interim periods, if applicable. Adoption of Technical Resolution No. 26 is not mandatory for issuers qualifying as SMEs (small- and medium-sized entities) under the provisions set forth by the Department of SMEs and Regional Development or under the broad definition of “SMEs” provided by the CNV, which includes those companies listing their shares and/or negotiable obligations under the simplified system regulated by the CNV and resolutions issued by the Council of the Buenos Aires Stock Exchange.

b) Entities not required to enforce Technical Resolution No. 26 that may choose to convert into full IFRS in fiscal years beginning after January 1, 2011, and the related interim periods, if applicable, will now also have the option of converting into IFRS for SMEs as from the same date, provided they meet the requirements set forth by the IASB standard.

On April 28, 2010, the Company’s Board of Directors approved the specific implementation plan and as of the date of issuance of these financial statements, is analyzing the effects of adopting the mentioned accounting standards.

2.7.	Risk Management

Because of the Company’s ordinary operations and due to the indebtedness incurred to finance such operations, the Company is exposed to several financial market risks. The main financial risks affecting the Company are:

. Exchange rate risk: mainly arising from the existence of indebtedness incurred in foreign currencies.

. Interest rate risk: arising as a consequence of the variation in the financial costs of indebtedness incurred at variable interest rate (or maturing in a short term and expected to be renewed), and the fluctuation of interest rates and of the value of long-term liabilities with fixed interest rates.

The Company enters into financial instruments over exchange rates to manage risks.

Exchange rate management policy

An essential element of the Company’s exchange rate management policy is to minimize the negative financial results due to variations in exchange rates, notwithstanding the maintenance of open currency positions (under strict risk supervision).

Additionally, exchange risk management has the following objectives: (i) to secure payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones (partially using derivative financial instruments), (ii) to cover (at least partially) the Company's debts in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of the Company's financial debts with respect to the original currency and/or to refinance it by issuing peso-denominated debt or entering into agreements for peso denominated debts.

The main aspects of the Company's hedging policy are the following:

(i) Existence of clearly identified risk and risk management objectives and strategies.

Since the Convertibility Law pegged the peso to the U.S. dollar at value of AR$1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the U.S. dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market.

Until 2002, the Company did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and the Company had revenues stream linked to the U.S. dollar because rates were denominated in U.S. dollars and converted into pesos at the date of billing. However, in some cases, the Company hedged U.S. dollars against Japanese yen (see point iii.a)). Before the Convertibility Law, according to the Transfer Contract, tariffs were denominated in Argentine pesos. Its intangibility was safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina. Since the end of the Convertibility Law almost all of the Company's revenues were stated in pesos but almost all of the Company's debt was denominated in foreign currency, so the Company had a mismatch between revenues and its financial debt in foreign currency.

As a consequence of this mismatch the Company established a policy of hedging the Company’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies.

(ii) Main features of the underlying to be hedged and of the associated derivative instruments.

The Company performs a process to identify the notionals, together with the characteristics of the derivative instrument to be associated to the underlying instrument. Notwithstanding this, the lack of depth or narrowness of the Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which have not been significant with respect to the purpose of the hedge. The Company intends to reduce those imbalances, as long as this does not involve disproportionate transaction costs.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

(iii) Ability to revaluate derivative instruments at market prices.

The Company uses internal valuations for the derivatives instruments which are verified with independent parties' valuations (essentially, bank valuations).

Financial instruments:

As part of its hedging policy, the Company has entered into the following financial instruments:

a)	Swaps:

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of the closing date of these financial statements was 1.04 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of the closing date of these financial statements, the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to US$ 10 million. The contract establishes, among other provisions customary for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity. As of March 31, 2010 and December 31, 2009, the hedge relationships of this swap were deemed to be ineffective (see note 2.2.j).

b)	Foreign currency forward agreements:

The Company uses foreign currency forward agreements, to hedge the risk associated with the exposure to the exchange rate of financial indebtedness and trade payables denominated in US dollars. As of the closing date of these financial statements, the Company had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 278 million. The maturity of these agreements occur from April 2010 to January 2011. The average exchange rate agreed upon for these transactions was AR$ 4.13 per U.S. dollar. As of March 31, 2010 and December 31, 2009, the hedge relationships were effective (see note 2.2.j).

In addition, as of the closing date of these financial statements, the Company has foreign currency forward agreements with the Rosario Futures Exchange (“ROFEX”) for a total amount of US$ 25 million, whose maturity occurs from June 2010 to January 2011. Regarding the abovementioned agreements, the Company performs daily adjustments to the compensation account, in order to reflect the variations relative to the market, considering the agreed average exchange rate of AR$ 4.17 per U.S. dollar, fulfilling the collateral margins required for its transactions. For that purpose, the Company has made guarantee deposits in order to ensure that the collateral margins required by the ROFEX are met (see note 14.). As of March 31, 2010 and December 31, 2009, the hedge relationships were effective (see note 2.2.j).

2.8.	Accounting principles applied

These financial statements, which have been translated into English from those originally issued in Spanish, are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company may not conform with those accepted in the countries in which these financial statements could be used. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the countries of users of these financial statements, other than Argentina.

3.	DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 18.g):

a)	Cash:

	Current
	2010	2009
Cash	2	2
Banks (1)	31	28
Total	33	30

(1)	In 2010 and 2009, it includes 3 million deposited in a TDA S.A.’s bank account in compliance with the CNC’s requirement regarding the Universal Service Contribution. See note 12.

b)	Trade receivables:

	Current		Noncurrent
	2010	2009	2010	2009
Without maturity	59	61	-	-
Past due (2) (3)	901	694	4	4
Current	217	354	-	-
Subtotal (1)	1,177	1,109	4	4
Allowance for doubtful accounts (note 18.e)	(256)	(229)	-	-
Total	921	880	4	4

(1)	In 2010 and 2009, it includes 59 million and 61 million, respectively, corresponding to related companies (see note 11.3.).
(2)	In 2010 and 2009, net of 1 million, respectively, fully reserved.
(3)	Based on estimated probable collection terms, 4 million of past due receivables are disclosed as noncurrent as of March 31, 2010 and December 31, 2009, respectively.

c)	Other receivables:

	Current		Noncurrent
	2010	2009	2010	2009
Receivables from related companies (1)	9	8	-	-
Guarantee deposits	16	18	6	5
Legal deposits	12	12	-	-
Prepayments to vendors and others	8	7	-	-
Prepaid expenses	9	-	-	-
Prepaid insurance	1	3	-	-
Rights of use (3)	3	3	8	9
Financial instruments (4)	3	13	-	2
Guaranteed receivables	5	4	3	3
Other (2)	35	33	14	12
Total	101	101	31	31

(1)	See note 11.3.
(2)	In 2010 and 2009, net of 9 million fully reserved.
(3)	In 2010 and 2009, includes 1 million as current amount and 3 million, respectively, as noncurrent amount, corresponding to related companies (see note 11.3.).
(4)	In 2010 and 2009, includes foreign currency forward agreements and foreign currency swap agreements. See note 2.7.

d)	Inventories:

	Current
	2010	2009
Telephone equipment and other materials	14	12
Services in process for third parties	18	10
Allowance for impairment in value and slow turnover (note 18.e)	(6)	(6)
Total	26	16

e)	Goodwill:

	Noncurrent
	2010	2009
TDA S.A. goodwill (1)	30	30
TYSSA and Adquira goodwill (1)	1	1
Total	31	31

(1)	See note 2.2.h).

f)	Trade payables:

	Current		Noncurrent
	2010	2009	2010	2009
Vendors, contractors and carriers (1)	1,024	1,120	2	2
Brand license (2)	31	28	-	-
Collections on account and behalf of cellular and audiotext companies (1)	104	85	-	-
Services collected in advance (3)	4	4	54	55
Deferred income	19	18	89	88
Total	1,182	1,255	145	145

(1)	In 2010 and 2009, it includes 98 million and 95 million, respectively, corresponding to related companies (see note 11.3.).
(2)	See notes 11.2. and 11.3.
(3)
Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2010 and 2009, includes 4 million as current amount and 47 million and 48 million, respectively, as noncurrent amount, corresponding to related companies (see note 11.3.).

g)	Bank and financial payables:

	Current		Noncurrent
	2010	2009	2010	2009
Negotiable obligations (1)	588	573	450	439
Long-term financing	11	11	37	39
Foreign bank loans	43	43	-	21
Fixed assets purchases payables (2)	6	-	56	-
Credit balances with banks	13	-	-	-
Total	661	627	543	499

(1)    See note 10.2.
(2)	See notes 2.2.c) and 7.1.

h)	Payroll and social security taxes payable:

	Current		Noncurrent
	2010	2009	2010	2009
Vacation and bonus accrual	90	156	-	-
Social security taxes payable	70	58	-	-
Pre-retirement agreements and others (1) (2)	43	51	131	131
Social security plan for executives (2)	3	3	-	-
Other	41	5	-	-
Total	247	273	131	131

(1)  In 2010 and 2009, includes 9 million and 10 million, respectively, related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments for the period between the date of the agreement and the closing date of these financial statements, and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.
(2)  See note 15.

i)	Taxes payable:

	Current		Noncurrent
	2010	2009	2010	2009
Income tax and tax on minimum presumed income (1)	351	245	-	-
Turnover tax accrual	1	4	-	-
Value-added tax	53	66	-	-
Health and safety assessments	40	40	-	-
Deferred tax liabilities, net (1)	-	-	41	112
Other	185	183	16	16
Total	630	538	57	128

(1)	See note 2.2.k).

j)	Other payables:

	Current		Noncurrent
	2010	2009	2010	2009
Payables to related companies (1)	18	18	2	2
Financial instruments (2)	31	29	-	-
Capital stock reduction (1)	3	3	-	-
Other	7	9	11	11
Total	59	59	13	13

(1)	See note 11.3.
(2)	In 2010 and 2009, it includes foreign currency forward agreements. See note 2.7.

k)	Net liabilities from discontinued operations:

	2010	2009
Deferred income – Sale of Telinver S.A. (1)	7	7
Deferred tax assets (2)	-	-
Total	7	7

(1)	See note 13.
(2)	In 2010 and 2009, includes 15 million, respectively, fully reserved. See note 18.e).

l)	Cost of services provided:

	Loss
	2010	2009
Operating expenses (note 18.h)	(689)	(647)
Cost of good sold (note 18.f)	(5)	(13)
Total	(694)	(660)

3.2	Aging of current investments, receivables and payables as of March 31, 2010

	Assets				Liabilities (b)
	Investments	Trade receivables		Other receivables	Trade payables	Bank and financial payables	Payroll and social security taxes payable	Taxes payable		Other payables
Past Due:
Up to three months	-	545		-	20	-	-	-		-
From three to six months	-	89		-	4	-	-	-		-
From six to nine months	-	59		-	3	-	-	-		-
From nine to twelve months	-	51		-	2	-	-	-		-
From one to two years	-	75		-	4	-	-	-		-
From two to three years	-	16		-	2	-	-	-		-
Over three years	-	70		-	12	-	-	-		-
Without maturity	13	59		31	127	13	-	243		24 (c)
Current:
Up to three months	1,095	211		25	975	28	146	425		21
From three to six months	2	6		18	13	29	27	1		6
From six to nine months	-	-		20	15	568	15	1		10
From nine to twelve months	2	-		7	5	23	59	1		-
From one to two years	4	-		12	20	467	29	3		-
From two to three years	-	-		12	18	20	24	3		-
From three to four years	-	-		3	16	17	19	2		-
From four to five years	-	-		3	13	34	15	2		-
Over five years	-	-		1	78	5	44	6		-
Subtotal:	1,116	1,181		132	1,327	1,204	378	687		61
Allowance for doubtful accounts	-	(256)		-	-	-	-	-		-
Benefits under the Collective Bargaining Agreements	-	-		-	-	-	-	-		11
Total	1,116	925		132	1,327	1,204	378	687		72

Balances
Percentage accruing interest at fixed rate	95%	-		2%	-	98%	-	3%		43%
Percentage accruing interest at variable rate	4%	46	% (a)	5%	-	-	-	-		-
Percentage accruing variable rent	1%	-		-	-	-	-	-		-
Interest
Annual average interest rate in foreign currency	- (d)	-		6%	-	8%	-	-		12%
Annual average interest rate in local currency	9%	13	% (a)	-	-	9%	-	9	% (e)	-

(a)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills with such surcharges.
(b)	Net liabilities from discontinued operations or allowances are not included.
(c)	Includes 3 million related to capital stock reduction described in note 5.
(d)	Accruing interest at a rate less than 1%.
(e)	Corresponding to the specific interest rate.

4.         REGISTRABLE ASSETS

On October 27, 1994, “ENTel en liquidación” issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as was necessary, notifying Telefónica 60 days before the date of expiration of ENTel´s commitment. This resolution recognized that the licensee companies would be entitled to claim the indemnity stipulated in the Transfer Contract for real property whose title had not been conveyed to them by the expiration date. As of the closing date of these financial statements, these assets have a net book value of about 501 million and approximately 436 million of them (both amounts restated as described in note 2.1.) were registered in the Company’s name. In the Company’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in the Company Management's opinion the final outcome of this matter will not have a significant impact on the Company's results of operations and/or its financial position.

5.         CAPITAL STOCK

Over the last fiscal years, the Company's capital stock has been as follows (amounts stated in Argentine pesos):

Classes of shares	Capital stock as of December 31, 2007, 2008 and 2009 and as of March 31, 2010 (1)
Class A (2)	436,738,868.0
Class B (2)	261,681,161.6
Total	698,420,029.6

(1)	Subscribed, paid in, outstanding as of each date and authorized for public offering until December 31, 2009.
(2)	All shares have equal voting rights.

At March 31, 2010, the Company’s capital stock is comprised of two classes of common stock, with par value 0.10 per share: (1) 4,367,388,680 Class A Shares representing approximately 62.5% of the capital stock and (2) 2,616,811,616 Class B Shares representing approximately 37.5% of the capital stock. The Company issued 174,605,007 ADS, each representative of forty shares.

On June 23, 2009, the Company received a notification from its indirect shareholder Telefónica, S.A. (“TSA”), which states, following the intimation received from a minority shareholder, TSA willingness to acquire the entire capital stock held by minority shareholders in accordance with Decree No. 677/01, which was notified to the CNV on that same date. On July 7, 2009, both the Company’s Board of Directors and the Company’s Audit Committee issued their respective statements declaring that the price offered by TSA, equivalent to $ 1 per share of $ 0.10 face value is fair. The Company’s Statutory Audit Committee issued a statement on that date declaring that the process was in compliance with applicable rules and regulations. On December 3, 2009, the CNV decided to approve TSA ’s Declaration of Acquisition under the terms and conditions set forth in Section 28, Presidential Decree No. 677/01, related to the Company’s capital stock.

On January 25, 2010, TSA registered as a public deed the Declaration of Acquisition of the total remaining capital stock held by minority shareholders. Consequently, as from the date of the public deed, (i) TSA has acquired the total remaining capital stock of the Company held by minority shareholders and, (ii) the Declaration of Acquisition implies the delisting of the Company’s stock from the public offering and quotation regime.

On February 25, 2010, the Declaration of Acquisition was registered in the Argentine Regulatory Agency of Business Associations (“IGJ”).

As of March 25, 2010, there were no objections from any minority shareholder to the purchase price under the provisions of Decree No. 677/01.

Appropriation of retained earnings

In accordance with the provisions of the Companies Law No. 19,550, the Company’s by-laws and CNV’s regulations, the Company must appropriate at least 5% of the net income for the year (considering the effect of previous years’ adjustments) to the legal reserve, after absorbing accumulated losses, if any, until such reserve equals 20% of the adjusted capital stock.

Given that the total balance of the legal reserve account was appropriated to accumulated losses account as of December 31, 2005, the Company had to restore such reserve through no less than 5% of the income for the year up to 20% of the Company’s capital stock plus the balance recorded under the comprehensive adjustment to capital stock account.

The Company’s General Ordinary and Special Class A and B Shareholders’ Meeting held on April 20, 2009, resolved, in relation to the retained earnings amounting to 337 million as of December 31, 2008, to appropriate them to the legal reserve, and to deduct from the reserve for future dividends the amount of 30 million and appropriate them to the legal reserve. With the above-mentioned appropriation, the legal reserve reaches the 20% of the capital stock and comprehensive adjustment to capital stock.

The Company’s General Ordinary and Special Class A and B Shareholders’ Meeting held on April 21, 2010, resolved, in relation to the retained earnings amounting to 378 million as of December 31, 2009, to appropriate them to the reserve for future dividends. Additionally, it was resolved to make the reserve for future dividends fully available for  the Company’s Board of Directors, to affect it, when appropriate, to dividend payments, considering cash flows, investment plans, operating income(loss) and other relevant factors. As of the date of these financial statements, the Company’s Board of Directors approved the distribution of dividends in the amount of 485 million.

In accordance with Law No. 25,063, any dividends in cash or in kind, distributed in excess of the accumulated taxable income at the moment of its distribution, shall be subject to a 35% income tax withholding as a single and final payment.

Capital Stock Reduction

As of the closing date of these financial statements, 3 million are pending of payment due to the capital stock reduction performed in 2006 and approved by the Company’s General Special Shareholders’ Meeting held on September 7, 2006 (see notes 3.1.j) and 11.3.).

6.	LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (the “List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to the Company used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)
Certain shareholders of the Company's parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), is required to hold Series A shares which represent no less than 51% of Telefónica's total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and the Company's main business and principal place of business in Argentina may not be changed.

d)
The Company must meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added-value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), the Company's license could be revoked once the procedures set forth in the List have been completed. The Company's license, however, would not be revoked, should the Company have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Presidential Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly permitting other providers to interconnect to the Company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

Although the effectiveness of Presidential Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that it is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

In connection with the Company’s contractual obligations under the Memorandum of Understanding 2006, the CNC and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by the Company with its obligations under the Transfer Contract and the regulatory framework, and concluded through the signing of the Memorandum of Understanding 2006 that  the Company has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to the Company’s operations are pending resolution and were expected to be concluded prior to June 30, 2006. Despite the scheduled date, the matters referred are still pending.

On March 23, 2007, the S.C. issued Resolution No. 42 (“the Resolution”) recognizing the impact sustained by the Company as a result of the increases and decreases in employers´ social security contributions therein described. The Resolution established a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine government and instructed the CNC to proceed with the applicable calculation and settlement. In September 2007, the CNC concluded with the calculation of the corresponding amount and informed to the S.C. that there is a net receivable in favor of the Company amounting to 58.7 million, which, after the requested compensations, amounts to 22.1 million as of the closing date of these financial statements. Additionally, any remaining receivable determined by the CNC in connection with the Resolution is recognized by the Company, when the corresponding mechanisms of reciprocal compensation are verified.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, the Company should achieve the goals established as long-term goals in Presidential Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as from 2005 that will be effective through the date mentioned above.

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of the Company’s Transfer Contract with the government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, the Company and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and the Company’s license. The waiver should not be interpreted as the Company’s waiver to the rights that could apply to it based on possible future circumstances.

The Company’s Management believes that it has met all effective obligations.

7.         COMMITMENTS

7.1  IBM

After the subscription of several agreements in 2006, (“2006 Agreement”), the Company maintained an arrangement with IBM for the outsourcing of services related to Mainframe and Midrange equipment through 2011. The Company had committed to pay IBM a monthly charge throughout the term of the mentioned contract in consideration for the baseline services to be rendered under the contract, and other charges for the use of additional resources. The payment terms included decreasing monthly installments for approximately US$ 50 million throughout the five-year contract term. The Mainframe included the technological renovation of the equipment used to provide the services. This agreement was settled as a consequence of the agreement described in the following paragraph.

In November, 2009, the Company and Ateseco Comunicación S.A. (“ATESECO”), a Spanish subsidiary of TSA, entered into a new agreement with IBM (“2009 Agreement”). The main provisions of the 2009 Agreement are:

a.	Purpose: to provide consistent maintenance services and supply of equipment.
b.	Effective Term: November 2009 through October 2014.
c.	Payment Terms: increasing monthly installments during the effective term of the agreement up to a total amount of US$ 24 million and ARS 86 million.

In addition, the 2009 Agreement foresees early termination charges and early purchase options of equipment for different values varying according to the elapsed term of the agreement.

7.2  Other

The Company signed contracts for lease of satellites, real property and operation and maintenance of submarine cables and mainframe, which include approximately 213 million of minimum future payments as of the closing date of these financial statements.

8.         RATES

8.1  Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there was no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers must demonstrate that other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when provider selection dial is available for customers among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the S.C. established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created the UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2011. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which ultimately did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internetaccess service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regulatory regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the government such as a freezing of tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.3.a), the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which took place on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity date was on April 6, 2009. As of the expiration date, the Company, its shareholders and the Argentine government expressed their intention to negotiate the terms of the next steps to be followed. In that sense, TSA and the Argentine Government requested, in mutual agreement, the Court of the International Centre for Settlement of Investment Disputes ("CIADI") to terminate the arbitration proceedings initiated by TSA, having the Court ruling so on September 24, 2009. The termination of the arbitration proceedings does not imply that either TSA or the Argentine Government waive any of their rights.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to establishing an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of the Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing of the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of these financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

8.2   Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in note 9.e), awarded a precautionary measure ordering the federal government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see note 9.e).

The Company, Telecom S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse value of that year, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The abovementioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In September 2007, the CNC, through its Resolution No. 433/07, notified the Company about the conclusion of its audit on the rate reduction issued by Resolution No. 2925/99 “Price Cap 99”. In the above-mentioned resolution, the CNC stated that the Company holds an amount of 4.9 million to be offset, which has to be applied as a higher rate reduction to that established for the Price Cap 2000. The

Company and its legal advisors consider that the abovementioned balance will be fully offset with the amount to be determined for the Price Cap 2000, without having effect on the financial position and results of operations of the Company as of the closing date of these financial statements.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of the closing date of these financial statements, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the abovementioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

9.         LAWSUITS AND CLAIMS

Contingencies

The Company is facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of the Company’s legal counsel, indicates that it is probable that a liability had been incurred as of the date of these financial statements, and the amount of the loss, or the range of probable loss, including the corresponding litigation fees, can be reasonably estimated, then such loss is accrued in the reserve for contingencies and charged to expenses.

In July 2007, the Company received an information request related to a judicial process in which it is not a party, and among other required books and documentation, had to submit the Company's Inventory and Financial Statements Book.

As of the closing date of these financial statements, the Company’s total amount recorded as reserves for contingencies is 439 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 157 million and 158 million as of March 31, 2010 and December 31, 2009, respectively. The closing balance of the reserve as of March 31, 2010, is mainly comprised of:

i)	claims for alleged rights provided in the labor law and related costs which amount to 38 million. The Company intends to defend its rights in whichever instances are necessary.

ii)	other matters assessed as probable to incur losses, relate to:

•	Joint and several liability with third parties
•	Labor accidents
•	Illnesses
•	Salaries differences and other severance payments
•	Claims from ENTel's former employees

Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable amounted to 91 million and 90 million as of March 31, 2010 and December 31, 2009, respectively.

These tax issues are mainly related to:

•	Municipal taxes
•	National and Provincial taxes

Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for the Company as of March 31, 2010 and December 31, 2009, amounts to 191 million and 154 million, respectively. These other matters relate to:

•	Damages
•	Regulatory compliance claims
•	Claims for account reporting
•	Fines applied by regulatory authorities

a)   Labor lawsuits attributable to ENTel and account reporting

The Transfer Contract provides that ENTel and not the Company is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against the Company, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to the Company's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Presidential Decree No. 1,803/92 was issued. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the CSJN upheld the provisions of the law and declared the Decree inapplicable.

As of the closing date of these financial statements, the claims filed against the Company including accrued interest and expenses totaled approximately 19 million (in original currency). However, depending on the possible outcome of such legal actions ENTel has agreed in the Transfer Contract to indemnify the Company in respect of such claims and the Argentine government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above described indemnity obligations by the issuance to the Company of 16-year bonds. As of the closing date of these financial statements, the Company has paid approximately 17 million (in original currency) in cash for the concluded claims. The Company filed a claim for indemnification and reimbursement in connection with this matter. In addition, an amount of 10 million paid by the Company in this regard was included and verified in an account reporting lawsuit between the Company and ENTel. In connection with the above-mentioned lawsuit, on May 13, 2009, the Company was notified of a final judgment whereby the complaint filed by ENTel had been sustained, including expenses, and consequently, the Company was ordered to duly perform the account reporting. The Company appealed such judgment, while the Argentine Government filed a petition for clarification, with an appeal in the alternative, against that judgment. On August 5, 2009, the petition for clarification filed by the plaintiff was dismissed, and the claims filed by the Company and the Argentine Government were allowed, pending as of the date of issuance of these financial statements the submission to the Court of Appeals. In the opinion of the Company’s Management and its legal advisors, Telefonica has strong arguments for the court to admit the deductions proposed by the Company related to the amounts paid for labor lawsuits against the Company and ENTel, by application of the joint and several liability principle, though borne by ENTel.

Court decisions have followed the precedent laid down by the CSJN in the area of joint liability in labor matters mentioned in the second paragraph. Both the Company and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)   Profit-sharing bonds

The Company along with the Argentine government, has been notified of approximately 882 lawsuits, which include 8,936 plaintiffs in the aggregate, claiming an amount of money to redress the damages suffered by the plaintiffs due to not having received the profit-sharing bonds (“BPG”) at the time ENTel was privatized, basing their claim on State Reform Law No. 23,696 enacted in August 1989.

Despite the Company’s rejection and several judgments from original and appellate jurisdictions in its favor, on August 12, 2008 in “GENTINI, Jorge vs. Argentine Government”, the CSJN, by a majority vote, provided that Presidential Decree No. 395/92, which recognized that the Company was under no obligation to issue the profit-sharing bonds as established by Law No. 23,696, was unconstitutional, and declared the legitimacy of the claim for damages filed by the 20 plaintiffs in this lawsuit.

The CSJN judgment provided that the judges from original jurisdiction, in this case, the National Appellate Court with Labor Jurisdiction, must decide the nature and the extent of the responsibility attributable to each one of the defendants, i.e., the Argentine government and the Company. On April 27, 2009, the Company was notified of the Appellate Court on Labor Jurisdiction ruling, whereby the Company has been ordered, jointly and severally with the Argentine government, to pay to the plaintiffs the amounts resulting from the calculations to be performed by an accounting expert (plus interest and legal costs) computing 0.5% of the Company’s income as of each fiscal year. Such amount must be distributed considering each ownership interest in conformity with the guidelines laid down in the respective Employee Stock Ownership Program. In the opinion of the Company’s legal advisors, it is the Argentine government who should be attributed such responsibility.

The development of the claims filed, raises the uncertainties inherent to any legal proceeding. In particular, there are specific issues, additionally to those mentioned in the preceding paragraph, which must be finally resolved in these proceedings related to the premises that should be taken into consideration to quantify any potential amount to be paid, for instance: (i) the profit-sharing percentage: although in this case the claim of the majority of the plaintiffs is about 2% of net income, according to the background information related to other privatized companies and the recently ruling of the Gentini case, this percentage ranges from 0.25% to 0.50%, (ii) if the earnings to be considered are net or before tax, (iii) the periods in force for the right to access to the BPG, (iv) the parties who are entitled to file the claim and (v) the effects on the BPG of the repurchase of the Company’s Class C shares in 1998. Considering the information available as of the date of issuance of these financial statements and the different scenarios arising from the set of premises abovementioned, the maximum amount of risk for this contingency might represent approximately 0.85% of the Company’s total assets as of the closing date of these financial statements, a scenario that the Company’s Management and its legal advisors consider is not probable. The Company has registered a reserve for contingencies based on its estimation of the probable amount, equivalent to 17% of the maximum amount.

Nevertheless, the Company considers that it has no responsibility for not issuing the BPG, which is the reason why the Company will bring a legal action against the Argentine government in order to obtain the reimbursement of any amount that the Company might be required to pay for these claims.

Based on the information and the elements available as of the date of issuance of these financial statements and, considering the risk inherent in any legal proceeding, according to the opinion of the Company and its legal advisors, the probability that the outcome of these proceedings will have a significant negative effect on the results of the Company’s operations or its financial position is remote.

c)   Resolution S.C. N° 42/07

On March 23, 2007, the Company was notified of S.C.’s Resolution No. 42/07. This resolution establishes a mechanism of reciprocal compensation for the balances in favor of the Company and the Argentine Government accrued as a result of certain decreases and increases in the employers’ social security contributions paid by the Company. For calculation purposes, the Resolution includes a liability arising from a communication sent by the CNC requesting to deposit the amount equivalent to the savings obtained, plus interest, by the Company and Telefónica Larga Distancia de Argentina S.A., a company currently merged with and into Telefónica, as reductions in social security contributions approved by Presidential Decree No. 1,520/98 and supplementary regulations. The S.C. had instructed the CNC to settle the amounts involved. In September 2007, the Company was notified of the determination issued by the CNC, which resulted in a net receivable in favor of the Company of 58.7 million, after offsetting the amount proceeding from the savings obtained from the reduced contributions plus its interest. According to Resolution No. 42 of the S.C., if a receivable balance remained in favor of the Company after the debt compensation, such balance could be compensated with certain liabilities related to the services object of the Company’s licenses.

On December 3, 2007, the Company requested the final settlement of the amount determined by Resolution No. 4,269/99 under the framework of the mechanism set forth by Resolution No. 42/07, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units. On December 6, 2007, the S.C. accepted the appeals resignations and sent the files to the CNC in order to include the abovementioned amounts into the compensation established by Resolution No. 42/07 of the S.C.

Additionally, the Company requested the S.C. to offset the fines imposed by the CNC with the remaining receivable established by the abovementioned Resolution, for an amount of 18.6 million. According to the compensation mechanism established by Resolution No. 42, the Company has recognized an accounting compensation of the present value of the probable offsetting amount related to such fines.

As of the date of issuance of these financial statements, the Company has not been notified of any additional resolution from the S.C. in relation to the issues described in this note. The Company has disclosed the related liabilities net of the offsettable receivable. The Company will recognize any remaining receivable in connection with the Resolution, as the related mechanisms of reciprocal compensation are verified.

d)   Fiber optic-cables

In December 2000, the Company was served with an ex officio assessment imposed by Federal Tax Authorities in relation to income tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas the Company applies a useful life of 15 years, the Federal Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, the Company and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Federal Administrative Tax Court based on the Company's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Federal Administrative Tax Court entered a judgment against the Company forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, the Company has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the statement of operations as definitive payment. In the Company’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, the Company and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against the Company and they have presented an appeal to have this judgment reviewed by the Federal  Administrative Contentious Court of Appeals. On December 22, 2009, the Company was notified of the judgment entered by Court Room IV, Federal Administrative Contentious Court of Appeals, revoking the judgment entered by Federal Administrative Tax Court, ratifying the application of the depreciation method for these assets adopted by the Company, and requiring the AFIP to bear the legal costs of all stages of the proceedings. In February 2010, the AFIP appealed the resolution of the judge and as of the date of issuance of these financial statements this judgement is not final.

e)   Others

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar Argentina S.A. (“Telintar S.A.”) and the Argentine Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, Consumidores Libres object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals which resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal with the CSJN against the Court of Appeal’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the CSJN and has also been rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Argentine Government, the Company and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the CSJN rejecting the arguments stated therein, which has been adversely resolved.

In addition, when filing the complaint, the plaintiff requested “no further application” of the disputed adjustment indexes; meaning that, contrary to its current intentions, the plaintiff only requested the suspension of a possible and future “automatic increase.” On March 29, 2007, the Company was notified of a resolution issued by the judge of original jurisdiction, rejecting the plaintiff’s petition for being apparently unacceptable, and ordering the plaintiff to pay legal costs. The abovementioned decision was confirmed by the Court of Appeals by resolution notified to the Company dated July 1, 2009.

On June 22, 2007, the court of original jurisdiction sustained the termination of the proceedings, which was appealed by the plaintiff. On August 12, 2009, the Company was notified of the rule of Court Room IV of the Appellate Court on Administrative Contentious Matters, repealing the resolution of the judge of original jurisdiction.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

10.       FINANCING

10.1	WORKING CAPITAL AND OTHER BANK AND FINANCIAL LONG-TERM PAYABLES

As of March 31, 2010, the Company's current assets are lower than its current liabilities by 593 million. The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

In the past, the Company managed to gradually reduce its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company believes it could arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or successfully refinance the remaining balance of its indebtedness.

As of the closing date of these financial statements, the Company held long-term debts in euros from major financial institutions in an amount equivalent to AR$ 37 million with maturity until May 2017 accruing a nominal annual interest rate of 1.75%. These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

10.2.     NEGOTIABLE OBLIGATIONS

As of the closing date of these financial statements, there were two negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of March 31, 2010 (in millions) (b)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
08/03	US$144.9	7	11/2010	9.125	a)
08/03	US$116.2	8	08/2011	8.85	a)

a)	Refinancing of liabilities.
b)	Net of the face value of negotiable obligations repurchased in 2009, which to date, have not been cancelled.

On September 24, 2009,  the Company issued two purchase offers in cash for its outstanding negotiable obligations, whose maturity was on October 22, 2009, having the Company disbursed a total amount of US$ 67.9 million and pesos 18.7 million in order to repurchase the negotiable obligations, corresponding to:

- Convertible negotiable obligations at 8.850% maturing in August 2011 for a face value of US$ 28,576 (corresponding to 100% of the series’ outstanding amount).

- Negotiable obligations at 9.125% maturing November 2010 for a face value of US$ 48.2 million.

- Negotiable obligations at 8.850% maturing August 2011 for a face value of U$S 17.9 million.

Furthermore, on October 29, and 30, 2009, the Company repurchased US$ 2.4 million and US$ 0.5 million of its negotiable obligations maturing in 2010 and 2011, respectively.

As of the date of issuance of these financial statements, the Company has not cancelled the repurchased negotiable obligations corresponding to series 2010 and 2011, and has cancelled all of the convertible negotiable obligations for an amount of US$ 28,576. However, the Company has no intention to resell the negotiable obligations that have not been cancelled.

The prospectus related to the issuance of these negotiable obligations describes the issuance in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

As of the date of issuance of these financial statements, in the opinion of the Company’s Management, the Company has met all the obligations arising from the agreements signed in connection with these issuances.

11.       PARENT COMPANY AND RELATED COMPANIES

11.1.     COINTEL

COINTEL is the controlling shareholder of the Company. As of March 31, 2010, COINTEL held 51.49% of the Company’s capital stock (Class A shares) and has the votes required to prevail in shareholders’ meetings.

As on December 15, 2000, TSA acquired the majority interest of the capital stock of COINTEL, and after the formalization of the Declaration of Acquisition described in note 5., TSA is the indirect controlling company of 100% of the voting rights related to all of the Company’s outstanding shares.

In 1997, some of the common shareholders of COINTEL, who, as of the date of the signed agreement, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL’s shareholders and companies related thereto, that included the services rendered by TSA (the “Operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 11.3.).

11.2.     BRAND LICENSE

On July 24, 2008, the Company’s Board of Directors approved a brand license agreement, whereby TSA grants the Company with a license to use various of its brands in Argentina (including the Telefónica brand). This agreement is effective from May 1, 2008, through December 31, 2011, and may be renewed by any of the parties for three-year periods. In consideration thereof, in the event that the prior-fiscal-year operating cash flow was positive, the Company will pay a fee calculated as 0.75% of the Company’s revenues for fiscal 2008, 1% of the Company’s revenues for fiscal 2009, 1.3% of the Company’s revenues for fiscal 2010 and 1.6% of the Company’s revenues for fiscal 2011, excluding from the Company’s revenues those deriving from transactions with companies of the Telefónica Group, the sale of fixed assets, financial investments and earnings from claims and litigation. In the event that the preceding fiscal year showed a negative operating cash flow, the Company shall pay an annual fee calculated based on the disbursements made by TSA regarding the industrial property portfolio licensed to the Company during the applicable license year.

The Board of Directors’ approval of this agreement was given only after the Company’s Audit Committee, had previously considered that the agreement was reasonably framed within regular market conditions, in compliance with the requirements of Decree No. 677/01.

11.3.     OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY, AND RELATED COMPANIES

On July 24, 2008, the Company’s Board of Directors approved the execution of an agreement with Telfisa Global BV (“Telfisa”), a financial company owned by TSA, to place a maximum amount up to US$ 90 million. Such funds accrue interest at an annual rate determined as the one-month LIBOR rate plus four basis points.

During the years 2007 to 2009, Telefonica Móviles Argentina S.A. (“TMA S.A.”) acquired ADRs each one representative of 40 Class B shares of the Company and Class B shares belonging mainly to companies in Telefónica Group. As of the closing date of these financial statements, TMA holds 29.56% of the Company’s capital stock.

During the three-month periods ended March 31, 2010 and 2009, the following transactions were made with the controlling shareholder of the Company, indirect controlling shareholder of the Company and related companies.

	2010	2009 (1)

	Income / (Expense)

Brand license
TSA	(18)	(11)
Net income (expense) from goods and services
TMA S.A.	105	98
Atento Argentina S.A. (“Atento”)	(4)	(2)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	(2)	(2)
Telefónica International Wholesale Services Argentina S.A. (“TIWS Argentina”)	(17)	(20)
Telcel Venezuela (“Telcel”)	1	5
C.P.T. Telefónica del Perú (“CPT”)	(1)	-
Televisión Federal S.A. – TELEFE	(3)	(1)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(3)	(3)
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”)	1	1
Terra Networks Argentina S.A. (“Terra”)	(4)	(4)
Telefónica Móviles Uruguay S.A.	3	2
Telefónica Internacional S.A. (“TISA”)	-	(4)
TSA	(2)	(4)
CTC Mundo S.A. (“CTC”)	3	2
Centros de Contacto Salta S.A.	(10)	(8)
Telefónica International Wholesale Services S.L. (“TIWS España”)	(2)	(3)
Microcentro de Contactos S.A.	(2)	(1)
Others	(1)	-
	62	56
Purchases of good and servicies
TIS S.A.	1	-
	1	-

(1) See note 2.5.

The Company payables to/receivables from the controlling shareholder of the Company, indirect controlling shareholder of the Company and related companies, as of March 31, 2010 and December 31, 2009 are:

	2010	2009
ASSETS
Current investments
Telfisa	39	38
Total Current investments	39	38

Trade receivables
CTC	4	1
Telcel	17	15
T-Gestiona	5	4
TIWS América	3	3
Televisión Federal S.A. – TELEFE	2	4
Telefónica Móviles Uruguay S.A.	8	6
Telefónica Larga Distancia de Puerto Rico, Inc.	1	-
Córdoba Gestiones y Contactos S.A.	1	2
CPT	-	6
Atento	9	11
Microcentro de Contactos S.A	1	-
Mar del Plata Gestiones y Contactos S.A.	1	-
Telefonica Data USA, Inc.	7	7
TSA	-	2
Total Trade receivables	59	61

	2010	2009
Other receivables
Telefónica Media Argentina S.A.	2	2
TIWS América	3	3
Telefónica International Wholesale Services Brasil	1	1
TMA S.A.	6	5
Atento	1	1
Total Other receivables	13	12
TOTAL ASSETS	111	111

	2010	2009
LIABILITIES
Trade payables
CTC	2	2
TIWS Argentina	71	56
TIWS América	1	1
TIWS España	10	12
Telefónica Móviles Uruguay S.A.	3	3
Telefónica Servicios Audiovisuales	1	1
TIS S.A.	1	4
Telefónica Investigación y Desarrollo S.A.	-	1
Telesp	5	4
TMA S.A.	34	38
Terra	5	8
Telefónica Datacorp S.A. (“Datacorp”)	2	2
TSA (1)	32	31
Centros de Contacto Salta S.A.	7	7
Colombia Telecomunicaciones S.A.	2	1
TISA	3	4
Others	1	-
Total Trade payables	180	175

Other payables
TSA	20	20
Telefónica International Holding B.V. (2)	3	3
Total Other payables	23	23

TOTAL LIABILITIES	203	198

(1) In 2010 and 2009, includes 31 million and 28 million, respectively, related to brand license. See note 11.2. (2) See note 5.

12.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

Since March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been subject to appeals by the Company.

In the context of the transition to competition in telecommunications, the PEN issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service Regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services by the Company will be afforded by “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation.

On June 8, 2007, and July 26, 2007, respectively, the S.C. issued Resolutions No. 80 and No. 127, in which certain conditions were imposed on providers of telecommunication services as from July 2007 and until the Universal Service Trust Fund created by Decree No. 764/00 is established. These resolutions set forth that providers of telecommunications services must each open a bank account, at Banco de la Nación Argentina, in which to deposit, on a monthly basis, the amounts pertaining to their duties, until the Universal Service Trust Fund is established.

In addition, these resolutions set forth that each provider shall inform to the CNC, on a monthly basis, the amounts deposited in its account at Banco de la Nación Argentina, and must submit an affidavit, identifying the amounts payable as investment contributions and, if applicable, any amounts spent by the provider in the implementation of programs which are to be deducted from the contribution to be paid. Resolution No. 2,713/2007 of the CNC put into effect the affidavit model, established procedures regarding the determination of the calculation basis applicable to the investment contribution and instructed that any amounts to be offset in connection with performance of the Universal Service Program “will be subject to the final determination of the activities undertaken by the Commission created by Section 10 of Resolution No. 80 and to any determination subsequently issued in the framework of Resolution No. 80 and concurrent Resolution No. 82”. As regards the amounts to be paid, the S.C. issued Resolution No. 82, whereby an “ad hoc” commission was to be created, for the purpose of identifying the providers required to pay investment contributions to the Universal Service Trust Fund, analyzing the existing programs and evaluating their impact in determining the applicable compensations regarding the initial programs currently underway, determining “the amounts corresponding to the services provided in connection with the Universal Service Program". As of the date of issuance of these financial statements, the “ad hoc” Commission has not defined the mechanism and criteria to determine the amounts to be eventually compensated and the procedures by which the companies may recover any cost incurred in the execution of the initial programs.

As of the date of issuance of these financial statements, the Company has filed the monthly affidavits to the CNC for the periods corresponding to July 2007 through February 2010. Regarding to such monthly affidavits, the Company estimated the amounts corresponding to the initial programs abovementioned, resulting in a receivable balance determined for Telefonica to collect from the Trust Fund for a total amount of 1,337 million for the mentioned period. This amount reflects the estimated excess amounts incurred by Telefonica in the supply of services under the Universal Service program during the period July 2007 through February 2010, and for some of them, the applicable authority has not yet established the mechanism of valuation or approval.

On April 3, 2008, the PEN issued Decree No. 558/08 which replaces Exhibit III to Decree No. 764/00 and creates the Trust Fund for the Universal Service, that must be implemented and set up through the execution of a trust in conformity with Law No. 24,441 in a term of one hundred and eighty days. The providers of telecommunications services shall act in their capacity as trustors in this trust, which shall rely on the assistance of a Technical Committee made up by seven members (two members shall be appointed by the S.C., one member shall be appointed by the CNC, three members shall be appointed by the providers – two of which shall be appointed by the holders of the concession for the supply of basic telephone services – and the last member to be appointed by Independent Carriers). This Technical Committee shall be entrusted with the preparation of annual resources forecasts, the instructions to be imparted to the Trustee, the orders for the Trustee to disburse the amounts required to finance the Universal Service programs, reports to the applicable authorities concerning any irregularity identified in the application of funds. As regards the contributions payable, Decree No. 558/08 sets forth that the duty imposed on each provider to make a given contribution shall be audited and supervised by the CNC. The amounts payable must be tendered on the monthly due dates established by the S.C. Additionally, section 10, sub-section f) of the mentioned Decree sets forth that the Technical Committee must prepare annual cash flow projections corresponding to the established programs and communicate them to the Regulatory Authority, clarifying that the related funding needs may not exceed the financial capacity of the Universal Service Trust Fund. On May 26, 2008, the Committee for the Organization of the Universal Service Trust Fund was created, with the purpose of drafting the model trust agreement, designing the applicable procedure to select the trust manager and submitting the proposal to the applicable authorities and carry forward with the public procedure for the selection of the trust manager to be proposed to the S.C.

On December 9, 2008, Resolution No. 405/08 of the S.C. was issued, which provides that until the Universal Service Trust Fund is implemented, the providers of telecommunication services shall deposit in the accounts opened in compliance with Section 1 of Resolution No. 80/07 of the S.C. the contribution equivalent to 1% of total revenues from telecommunication services, net of any applicable tax and automatic deductions, without discounting the amounts that could eventually be applicable as a result of the execution of the Universal Service programs that the applicable authority could determine in compliance with Section 2 of Decree No. 558/08 and Section 6 of the latest Universal Service Regulations approved by such Decree. The amounts shall be deposited at the due date related to the subsequent month to that in which the Resolution was enacted. The amounts to be deposited related to the deductions resulting from execution of the Universal Service programs as from the implementation of Decree No. 558/08 until the Resolution was enacted, will not accrue interest. Finally, the amounts that providers of telecommunication services might be entitled to receive as result of the execution of Universal Service programs, regardless of their nature, accrued as from the implementation date of Decree No. 558/08, will be paid with the amounts to be deposited in the Universal Service Trust Fund. The Company, as continuing entity of TDA S.A.(see note 17.), has complied to file monthly affidavits to the CNC on behalf of TDA S.A. until April 2009, inclusively, and has deposited the resulting monthly amount, until that date, in a Banco de la Nación Argentina account, as described above. As of the closing date of these financial statements, the balance of the mentioned account amounts to 3 million.

As of the closing date of these financial statements, except for the above-mentioned, the Company does not carry any balances in the accounts opened in the terms of Section 1 of Resolution S.C. N° 80/07; however, the Company and its legal advisors consider that this situation may not be contemplated as a non-compliance, that will have a significant negative effect on the results of the Company’s operations or its financial position.

Decree No. 558/08 does not provide interpretations contrary to the providers right to offset the contribution obligation against the amounts for the execution of Universal Service Programs. However, resolution No. 405/08 of the S.C. provides that the deposit must be made without discounting the amounts relating to the execution of Universal Service programs. In the opinion of the Company’s legal advisors, this last Resolution is illegitimate and arbitrary, and in that sense, the Company filed a brief challenging this resolution to the S.C., whenever the Company considers that it has solid grounds to support its position.

On January 16, 2009, Resolution No. 7/09 of the S.C. was published in the Official Bulletin, approving the form of trust agreement whereby the Universal Service Trust Fund will be implemented, indicating the Banco Itau Buen Ayre S.A. as trust manager. The Company challenged Section 2 of the abovementioned Resolution to the S.C., as it reiterates the provisions of S.C.’s Resolution No. 405/08, requiring the deposit of the corresponding amounts without discounting the amounts related to the Universal Service programs.

As mentioned in note 2.2.c), the Company calculates the effect corresponding to the Universal Service contribution, consisting in 1% of revenues from telecommunication services, net of the automatic deductions provided by the CNC rules and regulations, and in accordance with the Company’s estimates of the amounts payable within each fiscal year, based on the regulations in force as of that date. In the event that the abovementioned calculation results in amounts payable by the Company, the corresponding net amount is recorded as a reserve. All deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by the Company as receivable in the fiscal year in which they will probably be reimbursed by such entity and can be valued with certainty.

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, the Company is subject to the rules and regulations inherent in any business conducted at the federal, provincial and municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the Federal Anti-Trust Board (“FATB”) and the Under Secretary of Consumers’ Protection. The S.C. establishes the regulation framework and the applicable policies. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The FATB enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives in process, including:

•
bills aimed at regulating all public utilities, based on the definition of utilities proposed (which includes the activities subject to regulation carried out by the Company and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others), and

•	bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	assurance of a stable and effective regulatory framework applicable to the industry;
•	maintenance and assurance of legal stability for the benefit of service development;
•	strengthening of the Nation's common welfare;
•	assurance of adequate service supply;
•	assurance of effective protection for the rights of users and consumers;
•	incentives to the involvement of the private sector in telecommunications;
•	promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
•	development of the Argentine telecommunications industry;
•	promotion of job creation;
•	promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and
•	establishment of equal treatment for all providers.

The Company is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into law or if they will become part of the regulatory framework that governs the Company's activities. Nor can the Company foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which the Company currently operates.

The financial statements consider the effects derived, and foreseen by management from the regulations enacted as of the date of issuance of these financial statements. The effects of any new regulation that may be issued will be considered when they are enacted in their final form and become a part of the regulatory framework applicable to the Company's activities.

13.       SALE OF TELEFONICA’S EQUITY INTEREST IN TELINVER S.A.

Sale of the Company’s interest in Telinver S.A.

On November 11, 2005, the Company sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and companies affiliates until August 2006. The transaction was approved by the Company’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, based on its conditions, may be fairly considered as meeting the normal and usual market conditions.

The Company has granted the guarantees customary in these kinds of purchase and sale agreements.

As a result of this disposal, the Company has discontinued operations in the advertising exploitation business segment, as the Company continues only with the telecommunications segment. The balances related to the disposal of Telinver S.A. are disclosed under the captions “Net liabilities from discontinued operations”.

Commitments related to the sale of the equity interest in Telinver S.A.

As part of the sale transaction of Telinver S.A. mentioned above, the Company granted usual guarantees in this type of transaction to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, the Company guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that the Company is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million, including principal and interest. Telinver S.A. paid 1.7 million of principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. On August 18, 2006, Telinver S.A. was notified of a report issued by the Tax Technical Advice of the DGR accepting the claim filed by Telinver S.A. in connection with the application of the cap on interest established by Law No. 13,405, section 16, and demanding payment of 9.9 million. Telinver S.A. filed a brief challenging a portion of that amount. On September 20, 2006, Telinver S.A.’s position was dismissed and, in order to avoid an enforced collection lawsuit, Telinver S.A. informed its will to pay, reserving the right to challenge payment in the judicial file. On November 11, 2006, Telinver S.A. paid under protest the amount claimed plus interest for 11 million and filed a brief abandoning the precautionary injunction requested.

On April 11, 2007, certain Telinver S.A. officers received orders to pay in a 5-day term an amount of 4.4 million plus compensatory interest with respect to the first resolution previously mentioned. On April 17, 2007 in order to avoid an enforced collection lawsuit, Telinver S.A. paid the amount claimed by the DGR along with the amount claimed in the second resolution mentioned above for a total of 26 million, including interest. Additionally, in November 2007, the Company was notified of an additional claim from the DGR for differences in the calculation of the amounts paid for a total amount of 3.2 million. On June 10, 2008, in order to avoid an enforced collection lawsuit, the Company paid the mentioned amounts plus interests for a total amount of 3.3 million, still pending the regulation of professional fees.

Based on the progress of the case as of the date of issuance of these financial statements, and even when the final resolution is subject to the uncertainties inherent to any pending court judgment, to date, it is uncertain whether the Company shall be granted the economic benefits related to the sale in connection with the contingency herein, and therefore, the Company has deferred an amount which, until the uncertainty on the claimable periods is resolved, amounts to 7 million, net of payments, as of the closing date of these financial statements.

14.       RESTRICTED ASSETS

Under an agreement signed between the Company and Intelsat U.K., in connection with the segment capacity utilized, the Company has granted a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other non-current receivables.

In addition, the Company, as continuing entity of TDA S.A., also maintains a guarantee in cash as a payment guarantee of the obligations arising in connection with the segment capacity utilized in the framework of the agreement executed with Intelsat UK, for US$ 0.5 million, accruing interest in favor of the Company. The mentioned cash guarantee is registered under the caption Other non-current receivables.

According to the operations from foreign currency forward agreements carried out at ROFEX, the Company has deposited a total amount of 13.3 million in order to secure the margins required by the abovementioned stock market. The mentioned cash guarantee is disclosed under the caption Other current receivables.

15.       PLANS RELATED TO PERSONNEL

Performance Share Plan

On June 21, 2006, TSA’s General Shareholders’ Meeting approved a performance share plan intended for certain executives of Telefónica Group (Performance Share Plan or “PSA”). On November 7, 2006, the Company’s Board of Directors took note of the PSA and entrusted the Chairman to develop and establish the specific conditions applicable to the PSA. Additionally, on February 15, 2007, the Company’s Board of Directors approved the PSA. This plan consists in awarding a specified number of TSA’s shares to selected beneficiaries as a variable compensation, subject to compliance with the requirements under the plan.

The PSA is subject to the following conditions:

•     A minimum number of years of service at the Company, subject to special conditions in relation to termination of employment.

•     The number of shares to be awarded depends on the level of achievement, which is based on the matching of the variation in shareholders’ compensation, considering quotation and dividends (Total shareholder return – TSR) on TSA’s shares with respect to the evolution of the TSR related to a group of listed telecommunication companies, representing the Benchmark Group.

The duration initially considered for the PSA is seven years. The PSA is divided into five three-year cycles, each of which begins on July 1 and ends on June 30 of the third year following the date of implementation of the cycle.

At the beginning of each cycle, the number of shares to be granted to the beneficiaries of the PSA based on the level of achievement of the goals is determined, observing the maximum number established. Shares are awarded after the end of each cycle. For the second, third and fourth cycle the maximum number of shares to be awarded to the Company’s executives benefiting from the PSA amounts to about 55,818 shares, 61,584 shares and 91,791 shares, respectively.

Cycles are independent from each other. The first cycle begins on July 1, 2006 (with award of shares as from July 1, 2009), and the fifth cycle begins on July 1, 2010 (with award of shares as from July 1, 2013). As of June 30, 2009, the first cycle was ended and the shares were awarded to the Company’s beneficiary executives.

As of the closing date of these financial statements, the Company’s liability for this plan amounts to 4.7 million representing the Company’s obligations as of that date, without related taxes. For the three-month periods ended March 31, 2010 and 2009, the Company’s expense accrued in relation with this plan amounted to 0.6 million.

Early Retirement Plan

On July 24, 2006, the Company’s Board of Directors approved a voluntary Early Retirement Plan (“the plan”) for the benefit of the Company’s employees who, upon opting for the plan, have paid contributions to the pension plan for 30 years and still have to pay pension plan contribution for up to 15 years in order to meet the required age to retire according to current rules and regulations, among other eligibility requirements. The plan consisted in an early retirement option accompanied by a financial proposal that provided for an initial payment and a plan of monthly installments until the required retirement age is reached. The plan was addressed to all the personnel meeting the eligibility requirements and it would initially cover from 50 to 120 people for the first month in force. Until mid-2007 the Company assessed the renewal of the plan and the incorporation of new beneficiaries on a monthly basis. In mid-2007, the Company’s Management launched new conditions for the Early Retirement Plan mainly related to economic features and benefits (additional half-yearly installments, pension supplements, etc.). This plan was communicated to the trade unions and beneficiaries and the period to join the plan ended on December 31, 2008. For the three-month periods ended March 31, 2010 and 2009, the Company’s expense accrued in relation to this plan amounted to 8 million and 16 million, respectively. As of the closing date of these financial statements, the Company maintains a liability amounting to 158.9 million in relation with this plan that represents the present value of the payments committed as of the end of the period, considering a risk-free discount rate estimated by the Company that reflects the market evaluation of the time value of money.

Social Security Plan for Executives

As of December 31, 2006, the Company’s Management had approved the summary of a social security plan for executives effective as from January 1, 2006, which consists in making monthly contributions shared between executives and the Company to a special vehicle in order to cover contingencies related to retirement, early retirement, total disability and death of the executives eligible as beneficiaries of the SSE Plan. On February 15, 2007, the summary of the SSE Plan was approved by the Company’s Board of Directors. The contributions are based on a percentage of the annual and fixed gross compensation of the participant and an additional percentage paid by the Company in different portions. The Company is not liable for the performance of the funds contributed or for the availability thereof to the participants. In September 2009, the Company’s Management approved certain modifications to the SSE Plan’ guidelines, corresponding mainly to the elimination of a portion. On November 5, 2009, the Company’s Board of Directors approved an amendment to the SSE Plan, which consists in going from the previous model divided in two contribution portions, to a model with only one portion in which the contributions are shared between the participant and the Company, consequently eliminating the second portion. The Company has not completed the implementation of the abovementioned plan. For the three-month periods ended March 31, 2010 and 2009, the Company’s expense accrued in relation to this plan amounted to 0.3 million and 1 million, respectively. As of March 31, 2010 and December 31, 2009, the Company maintains a liability amounting to 3.4 million and 3.1 million, respectively, which represent their estimated obligation based on the current terms as of each date.

16.       FINANCE LEASES

a)   As lessee:

The Company maintains agreements in which the assignation of resources is established, in order to cover operating activities needs. These agreements include clauses determining the value to be paid by the Company during the effectiveness thereof as charge for the use of the assets assigned. The call option may be exercised and notified not less than ninety calendar days before the expiration of each agreement term. Based on the agreement conditions, and as the Company’s intention is to exercise the call option, the Company has recognized the value of the assets involved in accordance with professional accounting standards applicable to financial leases. The estimated useful life for the fixed assets resulting from the financial lease agreements is between three and five years.

The amount of the minimum installments as of March 31, 2010 and December 31, 2009, is:

	2010		2009
	Nominal value	Fair value	Fair value

Up to one year	10.3	6.8	2.9
From one to five years	65.0	57.9	1.8
	75.3	64.7	4.7

b)   As lessor:

On the other hand, the Company also maintains agreements similar to those detailed in a) in which it acts as lessor. In accordance with the conditions of the agreements, some of which envisage call options at market value, the Company has accounted for the retirement of the book value of the assets involved, in accordance with professional accounting standards applicable to financial leases.

The amount of the minimum installments as of March 31, 2010 and December 31, 2009, is:

	2010		2009
	Nominal value	Fair value	Fair value

Up to one year	1.2	1.3	1.3
From one to five years	15.9	14.1	12.4
	17.1	15.4	13.7

17.       PURCHASE OF TDA S.A.’s SHARES

In connection with the Telefónica’s Group internal reorganization process, on May 4, 2006, the Company’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by DataCorp, a company indirectly controlled by TSA. This transaction was approved by the Company’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

On June 16, 2006, the Company and DataCorp entered into a Share Purchase and Sale Agreement which was subsequently modified on March 31, 2008.

On December 2, 2008, as the conditions and its amendments had been met, the Company and DataCorp executed the closing agreement (the “Closing Agreement”) whereby DataCorp agreed to transfer to the Company  802,645 shares of common stock each with par value of AR$100 per share and entitled to one vote per share, representing approximately 99.75% of the capital stock and votes of TDA S.A.

The transfer of the above mentioned shares was made as follows:

- On December 2, 2008, concurrently with the execution of the Closing Agreement, 492,228 shares of common stock of TDA S.A., each with par value AR$100 and entitled to one vote, were transferred from DataCorp to the Company;
- On December 11, 2008, 310,417 shares of TDA S.A. common stock, each with par value of AR$100 per share and entitled to one vote, were transferred from DataCorp to the Company.

The transaction was executed for a total amount of US$ 57,084,835.

On December 10, 2008 the Company made a paid-in capital contribution of 100 million in its controlled company TDA S.A. As a result of this capital increase 1,000,000 shares of common stock, each with par value AR$100 per share and entitled to one vote, were issued in the Company’s name. This capital increase is currently pending registration of the Public Register of Commerce.

On December 10, 2008, TDA S.A. transferred to the Company its own common stock, equivalent to 1,972 shares representing approximately 0.25% of the capital stock and votes of TDA S.A. The transaction was made for a total amount of 483,864.

On December 29, 2008, TDA S.A. Shareholders’ Meeting decided to capitalize the comprehensive adjustment to capital stock, which amounted to 145,227,662, increasing the capital stock from 180,461,700 to 325,689,362, issuing the corresponding shares in the name of the Company, sole shareholder. As of the date of issuance of these financial statements, the registration of this capital stock increase at the Public Register of Commerce is still pending.

On December 23, 2008, the Company and its subsidiary company TDA S.A. entered into a Preliminary Merger Agreement, which purpose was (i) to analyze and, if applicable, start the merger process between both companies as from January 1, 2009; (ii) provide for the preparation of the related financial statements; and (iii) to provide for the preparation of a Merger Prospectus and Preliminary Merger Commitment, which was approved by the Company and TDA S.A.’s Boards of Directors on February 16, 2009. In addition, on April 20, 2009, the Company’s General Ordinary and Special Class A and B Shareholders’ Meeting, approved the Preliminary Merger Agreement and the merger by absorption of TDA S.A., which is dissolved without liquidation.

On June 29, 2009, the Company and TDA S.A. executed the Final Merger Agreement under which the Company incorporated by absorption TDA S.A.’s total assets, liabilities and shareholders’ equity under the terms and conditions set forth in the Preliminary Merger Agreement. On September 24, 2009, through Resolution No. 16.203, the CNV decided to authorize the merger by absorption of TDA S.A. under the terms of Section 82 of Law No. 19.550, to send the files to the IGJ in order to register the merger by absorption, and to request the Company proof of the registration of the dissolution without liquidation of TDA S.A. with the Public Register of Commerce, which is currently pending.

In accordance with the abovementioned Preliminary Merger Agreement, the date of the reorganization was established on January 1, 2009.

On May 1, 2009, TDA S.A.’s operating and accounting systems were incorporated into the Company’s systems and the operations of both companies were unified. This merger aimed to centralize in a single organization the management of the companies, that is to say, a coordinated and consistent management of all merged activities allowing an adequate planning and preventing redundant expenses, with a minor impact of fixed costs. In addition, the merger allowed to improve commercial management actions, technical operations, customer service systems, to enhance sales actions and obtain the following synergies:

1)	Economies of scale arising from the integration of the companies’ telecommunication networks;
2)	Improving the conditions in suppliers arrangements;
3)	Costs savings attained by grouping corporate activities;
4)	Shorter times for developing new product and service markets which will translate in more satisfied customers;
5)	Enhanced strategic, operational and financial flexibility in the corporate business segment; and
6)	Obtainment of a more convenient structure for the companies’ activities for tax purposes.

In accordance with the abovementioned, the Company’s financial statements for the three-month period ended March 31, 2010 and for the fiscal year ended December 31, 2009,  incorporate the assets, liabilities and results of TDA S.A. since the reorganization date abovementioned (see note 2.5.).

18.       OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional financial statement disclosures required under Argentine GAAP:

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other Investments
e)	Allowances and accruals
f)	Cost of good sold
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2010

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of fiscal year	Increases	Retirements	Transfers	Amounts at end of period

Land	110	-	-	-	110
Buildings	1,761	-	-	4	1,765
Switching equipment	4,475	-	-	15	4,490
Transmission equipment	5,076	-	-	89	5,165
Network installation	7,953	-	-	36	7,989
Telephones, switchboards, booths and others	797	14	(21)	10	800
Furniture, computer and office equipment	708	2	-	81	791
Automobiles	70	5	-	-	75
Work in process	783	147	-	(206)	724
Materials (1)	82	44	(10)	(28)	88
Prepayments to vendors	17	-	-	(1)	16
Total	21,832	212	(31)	-	22,013

	Depreciation
Main account	Accumulated at beginning of fiscal year	Useful life (in years)	For the period	Retirements	Accumulated at end of period	Net book value at end of period

Land	-	-	-	-	-	110
Buildings	729	50	12	-	741	1,024
Switching equipment	4,217	10 – 15	19	-	4,236	254
Transmission equipment	4,144	10 – 12	60	-	4,204	961
Network installation	6,632	15	86	-	6,718	1,271
Telephones, switchboards, booths and others	699	2 – 7	25	(21)	703	97
Furniture, computer and office equipment	647	1 – 5	20	-	667	124
Automobiles	56	5	1	-	57	18
Work in process	-	-	-	-	-	724
Materials (1)	-	-	-	-	-	88
Prepayments to vendors	-	-	-	-	-	16
Total	17,124		223	(21)	17,326	4,687

(1)	Net of 26 million of obsolescence allowance.

a)	Fixed assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009 (2)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original value
Main account	Amounts at beginning of fiscal year	Increases	Retirements	Transfers (3)	Amounts at end of fiscal year

Land	111	-	(1)	-	110
Buildings	1,765	-	(15)	11	1,761
Switching equipment	4,385	-	(10)	100	4,475
Transmission equipment	4,859	1	(1)	217	5,076
Network installation	7,767	-	(1)	187	7,953
Telephones, switchboards, booths and others	760	92	(86)	31	797
Furniture, computer and office equipment	637	1	(12)	82	708
Automobiles	62	11	(3)	-	70
Work in process	670	601	-	(488)	783
Materials (1)	99	174	(59)	(132)	82
Prepayments to vendors	15	9	-	(7)	17
Total	21,130	889	(188)	1	21,832

	Depreciation
Main account	Accumulated at beginning of fiscal year	Useful life (in years)	For the fiscal year	Retirements	Accumulated at end of fiscal year	Net book value at end of fiscal year

Land	-	-	-	-	-	110
Buildings	686	50	48	(5)	729	1,032
Switching equipment	4,144	5 – 15	83	(10)	4,217	258
Transmission equipment	3,896	5 – 12	249	(1)	4,144	932
Network installation	6,252	15	380	-	6,632	1,321
Telephones, switchboards, booths and others	660	2 – 7	125	(86)	699	98
Furniture, computer and office equipment	584	1 – 5	74	(11)	647	61
Automobiles	56	5	3	(3)	56	14
Work in process	-	-	-	-	-	783
Materials (1)	-	-	-	-	-	82
Prepayments to vendors	-	-	-	-	-	17
Total	16,278		962	(116)	17,124	4,708

(1)	Net of 27 million of obsolescence allowance.
(2)	See note 2.5.
(3)	Includes 1 million transferred from Others Assets.

b)	Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2010

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of fiscal year	Increases	Retirements	Transfers	Amounts at end of period

Trademarks	1	-	-	-	1
License (frequencies)	1	-	-	-	1
Non competition obligation	2	-	-	-	2
IT applications	972	-	-	4	976
IT applications in process	68	17	-	(4)	81
Client portfolio	5	-	-	-	5
Total	1,049	17	-	-	1,066

	Amortization
Main account	At beginning of fiscal year	Annual rate (%)	For the period	Retirements	Accumulated at end of period	Net book value at end of period

Trademarks	-	-	-	-	-	1
License (frequencies)	1	10	-	-	1	-
Non competition obligation	1	14-20	-	-	1	1
IT applications	854	33	19	-	873	103
IT applications in process	-	-	-	-	-	81
Client portfolio	2	25	-	-	2	3
Total	858		19	-	877	189

b)	Intangible assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009 (1)

(amounts stated in millions of Argentine pesos, restated as described in note 2.1.)

	Original cost
Main account	At beginning of fiscal year	Increases	Retirements	Transfers	Amounts at end of fiscal year

Trademarks	1	-	-	-	1
License (frequencies)	60	-	(59)	-	1
Non competition obligation	2	-	-	-	2
IT applications	940	-	(72)	104	972
IT applications in process	85	87	-	(104)	68
Client portfolio	5	-	-	-	5
Total	1,093	87	(131)	-	1,049

	Amortization
Main account	At beginning of fiscal year	Annual rate (%)	For the fiscal year	Retirements	Accumulated at end of fiscal year	Net book value at end of fiscal year

Trademarks	-	-	-	-	-	1
License (frequencies)	59	10	1	(59)	1	-
Non competition obligation	1	14-20	-	-	1	1
IT applications	856	33	70	(72)	854	118
IT applications in process	-	-	-	-	-	68
Client portfolio	1	25	1	-	2	3
Total	917		72	(131)	858	191

(1)	See note 2.5.

c)	Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 (2)

(amounts stated in millions of Argentine pesos)

	2010					2009
Name and features	Class	Face value	Number of securities	Cost	Book Value	Book Value

Current assets (1)

Government securities – CEGOB 02 Bond	-	$1,0	3,784,722	4	4	1
Total current					4	1
Non current assets (1)

Government securities – CEGOB 02 Bond	-	$1,0	3,784,722	4	4	-
Total non current					4	-

(1)	See note 2.2.b).
(2)	See note 2.5.

d)	Other Investments

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 (2)

(amounts stated in millions of Argentine pesos)

	Book value
Main account and features	2010	2009
Current investments:

Foreign currency term deposits (note 18.g) (1)	136	123
Local currency term deposits	959	871
Mutual funds	13	5
Total	1,108	999

(1)	In 2010 and 2009, includes 39 million and 38 million, respectively, with related companies (see note 11.3).
(2)	See note 2.5.

e)	Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2010

(amounts stated in millions of Argentine pesos)

Account	Balance at beginning of fiscal year	Increases		Decreases	Balance at end of period

Deducted from current assets:
For doubtful accounts	229	27		-	256
For impairment in value and slow turnover	6	-		-	6
	235	27		-	262
Total	235	27	(1)	-	262
Included in current liabilities:
Reserves	14	-		(6)	8

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5	-		-	5
Reserves	388	51		(8)	431
	393	51		(8)	436
Total	407	51	(2)	(14)	444
Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	15	-		-	15
Total	15	-		-	15

(1)	Included in selling expenses in the statement of operations.
(2)	Includes 38 million disclosed under “Other expenses, net” and 13 million disclosed under “Financial expense and holding losses on liabilities” in the statement of operations.

e)	Allowances and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2009 (4)

(amounts stated in millions of Argentine pesos)

Account	Balance at beginning of fiscal year		Increases		Decreases		Balance at end of fiscal year

Deducted from current assets:
For doubtful accounts	202		97	(1)	(70)		229
For impairment in value and slow turnover	4		2		-		6
	206		99		(70)		235
Deducted from noncurrent assets:
Allowance on minimum presumed income tax	1		-		(1)		-
	1		-		(1)		-
Total	207	(4)	99		(71)		235
Included in current liabilities:
Reserves	38		11		(35)		14

Included in noncurrent liabilities:
Allowance for specific tax loss carryforward	5		-		-		5
Reserves	353		88		(53)		388
	358		88		(53)		393
Total	396		99	(2)	(88)	(3)	407
Included in net liabilities from discontinued operations:
Allowance for deferred tax assets	16		-		(1)		15
Total	16		-		(1)		15

(1)	Included in selling expenses in the statement of operations.
(2)	Includes 80 million disclosed under “Other expenses, net” and 19 million disclosed under “Financial expense and holding losses on liabilities” in the statement of operations.
(3)	Includes the compensation of 1.9 million according to the compensation mechanism established by Resolution No. 42 of the S.C.
(4)	See note 2.5.

f)	Cost of good sold

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2010 AND 2009 (1)

(amounts stated in millions of Argentine pesos)

	2010	2009

Inventories at beginning of fiscal year	12	12

Purchases	7	21

Inventories at end of period	(14)	(20)
Total (note 3.1.l)	5	13

(1)	See note 2.5.

g)   Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF MARCH 31, 2010 AND DECEMBER 31, 2009 (1)

(amounts stated in millions of Argentine pesos)

	2010				2009
	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos
ASSETS
Current assets
Cash
Banks	4	US$	3.876300	15	4	US$	15

Investments
Foreign currency term deposits	25	US$	3.876300	97	23	US$	85
Related companies	10	US$	3.876300	39	10	US$	38

Trade receivables	42	US$	3.876300	164	38	US$	146
	-	EURO	5.247700	1	-	-	-

Other receivables
Prepayment to vendors (3)	3	EURO	5.247700	15	4	EURO	24
	-	-	-	-	2	US$	6
Financial instruments	1	US$	3.876300	3	3	US$	13
Other	4	US$	3.876300	15	2	US$	9
	2	EURO	5.247700	8	-	-	-
Total current assets				357			336
Noncurrent assets

Other receivables
Financial instruments	-	-	-	-	1	US$	2
Other	2	US$	3.876300	9	2	US$	9
Total noncurrent assets				9			11
Total assets				366			347
LIABILITIES
Current liabilities
Trade payables	106	US$	3.876300	412	67	US$	254
	3	EURO	5.247700	14	5	EURO	27
	-	SDR	5.885154	2	-	SDR	2
	-	BRL	2.147530	1	-	-	-

Bank and financial payables	153	US$	3.876300	593	151	US$	574
	1,040		¥0.041543	43	1,053		¥43
	2	EURO	5.247700	11	2	EURO	11
Other payables
Related companies	3	EURO	5.247700	18	3	EURO	19
Financial instruments	8	US$	3.876300	31	8	US$	29
Total current liabilities				1,125			959
Noncurrent liabilities
Trade payables	3	US$	3.876300	13	3	US$	12
	1	EURO	5.247700	4	1	EURO	4

Bank and financial payables	131	US$	3.876300	507	116	US$	441
	-	-	-	-	519		¥21
	7	EURO	5.247700	37	7	EURO	39

Other payables
Related companies	-	EURO	5.247700	2	-	EURO	2
Total noncurrent liabilities				563			519
Total liabilities				1,688			1,478

(1)	See note 2.5.
(2)	Includes figures less than 1 million in foreign currency.
(3)	In 2010 and 2009, includes 14 million and 17 million, respectively, corresponding to prepayment to vendors for purchases of fixed assets (see note 18.a).

US$:	U.S. dollars	¥:	Yens
EURO:	European Currency	SDR:	Special Drawing Rights
BRL:	Brazilian Currency

h)	Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2010 AND 2009 (1)

(amounts stated in millions of Argentine pesos)

	2010					2009
ACCOUNT	OPERATING EXPENSES	ADMINISTRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES, NET	TOTAL	TOTAL

Salaries and social security taxes	194	42	72	-	308	266
Other payroll expenses	1	5	-	-	6	4
Fixed assets depreciation	155	4	64	-	223	232
Fees and payments for services	239	44	69	-	352	309
Taxes	31	-	53	-	84	77
Advertising	-	-	59	-	59	49
Directors’ and statutory auditors’ payments	-	3	-	-	3	1
Insurance	-	3	-	-	3	6
Material consumption and other expenditures	40	1	-	-	41	35
Brand license	-	-	18	-	18	11
Transportation	11	-	-	-	11	9
Rentals	12	9	-	-	21	11
Commissions	-	-	10	-	10	9
Allowance for doubtful accounts	-	-	27	-	27	25
Recovery of doubtful accounts (2)	-	-	(2)	-	(2)	(4)
Tax on bank transactions	-	15	-	-	15	11
Intangible assets amortization	6	12	1	-	19	14
Employee terminations	-	-	-	2	2	17
Other	-	-	-	42	42	19
Total 2010	689	138	371	44	1,242
Total 2009	647	131	287	36		1,101

(1)	See note 2.5.
(2)	In 2010 and 2009, includes 2 million and 4 million, respectively, related to collections from customers written off as of December 31, 2009 and 2008, respectively.

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the financial statements of Telefónica de Argentina S.A. (“the Company” or “Telefónica”) for the three-month periods ended March 31, 2010 and 2009. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Professional Council in Economic Sciences of the City of Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which may differ in certain respects from those accepted in the countries in which the financial statements could be used (see notes 2.1. and 2.8. to the financial statements).

As a consequence of TDA S.A. capital stock acquisition, and as described in note 17. to the Company’s financial statements, the information included in this Operating and Financial Review Report for the period ended March 31, 2009, includes TDA S.A.’s balances (see note 2.5. to the Company’s financial statements).

Critical Accounting Policies

This information summary is based upon the Company’s financial statements, which have been prepared in accordance with professional accounting principles.

In December 2009, the CNV issued General Resolution No. 562, whereby it established the application of FACPCE’s TR No. 26 (with certain amendments) adopting, the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for certain entities included in the public offering regime of Law No. 17,811.

The application of such standards will be mandatory for the Company as from the fiscal year beginning on January 1, 2012.

In March 2010, the FACPCE Board of Governance approved draft technical resolution No. 19 providing for the modification of Technical Resolution No. 26, which has entered the consultation period through July 17, 2010.

On April 28, 2010, the Company’s Board of Directors approved the specific implementation plan and as of the date of issuance of the financial statements, is analyzing the effects of adopting the mentioned accounting standards.

 The Company believes the following represents its critical accounting policies. The accounting policies are more fully described in notes 2 and 10.1. to the financial statements. The most critical accounting policies adopted in preparing the financial statements according to professional accounting principles relate to:

•	the assessment of goodwill recoverability recorded for the investment in TDA S.A. is based on the Company’s management best estimate (see note 2.2.h) to the financial statements);

•
the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as its results of operations. The Company’s Management estimate about technology and its future development require significant judgment because the impact of technology advances is difficult to predict;

•
the evaluation of the recoverability of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Argentine GAAP require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the assets is recoverable, estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the amount recorded exceeds the recoverable value, an adjustment charge is to be recognized based on the fair value of the asset. The Company believes that the accounting estimate related to the recoverability of an asset is a “critical accounting estimate” because: (1) it requires the Company’s management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. The Company management´s estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation affecting the Company.

In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any information it may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff and other industry and macroeconomic factors.

Fixed assets and intangible assets have been valued based on their recoverable value on the basis of the Company Management´s best estimate of future discounted cash flows, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. Notwithstanding this, the Company’s management will continue to monitor the projections and will assess the impact of any future developments. As explained in note 1. to the financial statements, in the opinion of the Company’s management, projecting such trends and the consideration of operating strategies available for possible scenarios, the Company will generate future cash flows sufficient to recover the fixed assets amounts and intangible assets with definite useful life. Notwithstanding the foregoing, as explained in note 8.1. to the financial statements, the Company will continue to monitor the projected situation and will assess the effect of any new future developments.

•	the creation of reserves for contingencies assessed by the Company’s management, based on its estimates and the opinion of its legal counsels (see note 9. to the financial statements).

•
the Company’s management assess the recoverability of deferred tax assets and tax on minimum presumed income based on estimates. Minimum presumed income tax is supplementary to income tax. Therefore, the Company’s tax liabilities for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess amount may be computed as a prepayment to any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years. The recoverability of deferred tax assets and minimum presumed income tax ultimately depends on the Company’s ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making its assessment, the Company’s management considers the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, a deferred tax assets must be recognized when future deductibility is likely. As of the closing date of the financial statements, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables affecting future taxable income, including the foreign exchange rate and inflation for the next years, and the reduction in foreign currency debt, the Company considers that the balances of net deferred tax assets and minimum presumed income tax are likely to be recovered, except for the specific tax loss carryforward balance. Additionally, the Company’s management evaluates the uncertain tax positions in the light of the regulations in force (see note 2.3. to the financial statements).

•
the creation of the allowance for doubtful accounts, for a total amount of 256 million in order to cover doubtful accounts based on the Company’s estimates regarding the terms and conditions of their potential future collection.

•	the booking of liabilities related to plans and programs providing for benefits to employees and Executives (see note 15. to the financial statements);

•
the Company’s management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable; and

•
the Company is unable to predict the resolutions that may result from the renegotiation mandated under the Public Emergency Law, the nature of the future rate schedule or the date on which the future rate schedule will become effective. The effect of any economic regulation or residual credit established by the Argentine government will be recognized at the time the Company takes notice of it and it is effectively approved by the Regulatory Authority (see note 6. to the financial statements).

The preparation of financial statements in accordance with professional accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during each fiscal year. Final results may differ from those estimated by the Company’s management.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of such financial statements. All Company managements’ estimates have been made accordingly. The effects of any additional measures that could be taken by the Argentine government will be accounted for when the Company’s management becomes aware of them.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company's business and its results of operations are:

•
the manner in which the Argentine government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•
the regulated nature of the Argentine telecommunications market, including a framework of decrees of the Federal Executive Power (“PEN”) and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

•
the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

After the expiration of Néstor Kirchner administration for the period 2003 through 2007, his wife, Cristina Fernández de Kirchner, assumed as President of Argentina as she won the elections in October 2007 in first round by having exceeded the 45% threshold. In spite of the favorable tendency received in economic terms, the lady President faces multiples challenges related to institutional, political, economic, social and international matters in a context of global crisis. Recently, the ruling political party lost the absolute majorities and the quorum in both houses of the National Congress as from the renewal of chairs scheduled which occurred in December 2009 (although it maintains the first minorities in both houses), as a consequence of the outcome of the parlamentary elections held in June 2009.

As of the beginning of the crisis in the international financial markets, Argentine economic activity increased at high rates: annualized rate of 8.7% in 2007 and annualized rate of 6.8% in 2008, driven by private consumption and investment. Nevertheless, economic activity grew only 0.9% in 2009 due to the negative impact of the crisis. However, in the first two months of 2010, economic activity accelerated its growth and expanded to 5.4% over the same two months last year. The Gross Domestic Product (“GDP”) grew 9.0% in 2004, by 9.2% in 2005, by 8.5% in 2006, by 8.7% in 2007 and by 6.8% in 2008. In addition, the Consumer Price Index in Argentina determined by “INDEC” remained a single-digit figure during 2009: 7.7%, whilst wholesale prices accumulated an 10.0% increase during 2009. In the first three months of 2010, retail prices increased 3.5% annually and wholesale prices increased 4.3% annually, according to information published by “INDEC”.

According to official figures, the unemployment rate raised slightly to 8.7% of the economically-active population in the fourth quarter of 2009 (measured as four-quarter average), however falling from levels over 20% during the worst periods of the Argentine crisis 2001-2002. The fall in the growth rate of GDP, is the main cause of the rise in the unemployment rate. According to official figures, poverty is at the level of 13.2% of total population and indigence represents the 3.5% of total population in the second semester of 2009.

As far as the main financial variables are concerned, the dollar exchange rate fluctuates around AR$ 3.90 per U.S. dollar, meanwhile the capital flight tends to hold back as a consequence of the slight improvement of the international crisis and after the uncertainty created by the removal of the President of the Central Bank of Argentina (“BCRA”) at the beginning of the fiscal year. The Merval index closed as of the closing date of the financial statements in 2,374 points, accumulating in the first three months of 2010 2.3% in Peso-denominated gain and 0.3% measured in US dollars. In turn, the interest rates were moderate compared to 2009 year-end, with the interest rate for loans to first-level companies (“PRIME”) of 30 days having been set at 14.6% per annum (March 2010 average) and the interest rate for fixed-term banks deposits of over 1 million pesos (“BADLAR”) of 30 days having been set at 9.4% per annum (March 2010 average).

In the financial markets the perspective for the exchange rate tends to a smooth devaluation of the Peso against the US Dollar, while interest rates decrease in real terms due to the higher liquidity in the local market.

Argentina’s total sovereign debt decreased from US$ 189.8 billion, in the first quarter of 2005, to US$ 147.1 billion (equivalent to 48% of GDP) in the fourth quarter of 2009. Those levels of indebtedness are above the level as of December 2001, although the terms have been extended considerably and the service payments are lower. This reduction in the country’s sovereign indebtedness is due to the conclusion of the process to renegotiate the amounts defaulted in the first quarter of 2005 and to the early settlement of the full amount owed to the International Monetary Fund (“IMF”), made in January 2006, with a disbursement of about US$ 9.5 billion. Notwithstanding this, there are still US$ 29.8 billion in indebtedness not submitted for swap (hold-outs) and approximately US$ 6.2 billion in indebtedness still pending for settlement with Club de París.

The Argentine government formally initiated regulatory proceedings before different legal jurisdictions (in the United States, Europe and Japan, among others) to provide bondholders who rejected the initial offer in 2005 above-mentioned with a reopening of the exchange of defaulted debt. To ensure high participation from holders, the Argentine government is providing compensation for the interest accrued since 2005 through the issuance of new security, with the intention to normalize the country’s access to international markets. This transaction could be completed by the end of May, 2010.

The prospects for the following months indicate that the economic activity will show some degree of recovery, boosted by the gradual emergence from the international crisis (especially in emerging and regional countries) and maintenance of the favorable exchange terms the country has, in relation to the rest of the world.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index (“WPI”) and the rate of real growth of Argentine GDP for the periods shown:

	March 31,
	2010	2009

WPI (% change) (1)	4.3	1.2

(1)	Price index figures are for the fiscal years ended December 31, 2009 and 2008.

	March 31,
	2010(3)	2009 (2)

GDP (annual % change)	5.4	2.0

(2)	Official data.
(3)	Projection estimated by the Company.

Telecommunication rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when  provider selection dial is available for customers among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution S.C. No. 304/03, the Secretary of Communications (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in U.S. dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created the UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Pursuant to several laws that established annual extensions, the term to carry out the renegotiation has been extended until December 31, 2011. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal is deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. Law No. 25,790 establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by the Company as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. (“Telecom S.A.”) and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be disclosed in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services,  in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)
Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)
Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

Resolution No. 261 approved the Company's promotional offer to provide dial-up Internet access service as described in sub-paragraph b) at lower prices to customers in urban areas located more than thirty (30) kilometers away from the Company's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted the Company's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005, the Company and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, the Company is under the obligation to request the Federal Social Security Authorities (“Anses”) to supply it with the National Register of Beneficiaries of the head of household plan.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Public Emergency Law) are to be considered extraordinary events that significantly altered the economic and financial equation and the system applicable to the industry, therefore allowing the renegotiation of the regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. It also establishes a compensation on behalf of the Argentine government when there are extraordinary events, including actions and decisions of the government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the U.S. dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the U.S. dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006 mentioned in note 2.3.a) to the financial statements, the parties agreed to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which took place on April 28, 2006, both the Company and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress before administrative and arbitral tribunals or any court of law, in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Company’s license and Transfer Contract. In this sense, the Company and its shareholders filed in the time limits established, the suspension requested mentioned in the Memorandum of Understanding 2006 and then subsequent extensions which latest maturity date was on April 6, 2009. As of the expiration date, the Company, its shareholders and the Argentine government expressed their intention to negotiate the terms of the next steps to be followed. In that sense, Telefónica S.A. and the Argentine Government requested, in mutual agreement, the CIADI to terminate the arbitration proceedings initiated by Telefónica S.A., having the Court ruling so on September 24, 2009. The termination of the arbitration proceedings does not imply  that either Telefónica S.A. or the Argentine Government waive any of their rights.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to establishing an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of the Company’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates scheme may not maintain the rate values in U.S. dollars or in constant pesos in relation to any future increase in the general price level.  If a future regulatory framework did not provide for the rates to change at a pace allowing balancing of the economic and financial equation that both the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Company’s financial position and future results. As of the date of issuance of the financial statements, the Company’s Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Phone Number Portability

On January 22, 2009, the Resolution No. 8/2009 of the S.C. was published in the Official Bulletin, through which an Ad Hoc Working Committee is created in order to elaborate a legislative project for the Phone Number Portability Regime.

The “Rules for Interconnection” (Exhibit II of Decree No. 764 dated September 3, 2000) set forth in Section 30.2 that clients and/or users have a right to the portability of their phone numbers. In addition, and according to Sections 4 and 30.1 of the Regulations above mentioned, the S.C. will determine the terms and conditions in which Providers will supply phone number portability.

The above-mentioned working committee shall began its activities within a three-day period as from the designation of its members: 3 representatives on behalf of the S.C. and 3 representatives on behalf of the National Communications Commission (“CNC”), and will produce the preliminary legislative draft for the Phone Number Portability Regime in a 120-day period. As of the date of issuance of the Company’s financial statements there are no knowledge that the preliminary legislative draft has been prepared.

Internal taxes and Turnover tax accrual

On November 23, 2009, Law No. 26,539 was published in the Official Bulletin modifying the internal taxes and value added tax laws as detailed below:

I. Internal taxes

A) to modify the spreadsheet annexed to Sub-section b) of Section 70 of the Internal taxes law, including amongst the products taxed as “other goods” several additional items such as cell phones and trunking terminals (other goods related to electronics and air conditioning equipment, among others).

B) to vest the PEN with faculties to modify the annexed spreadsheet above mentioned, without changing the total taxed products and to exclude items related to obsolete goods or not intended for tax purposes. In turn, the PEN may delegate such faculties to the Ministry of Economy.

II. Value Added Tax (“VAT”)

To modify the VAT rate that taxes certain products from 10.50% rate to 21% tax rate. These products include trunking terminals, video recorders and monitors.

Corporate governance code

On October 11, 2007, the CNV, through its General Resolution No. 516/07, approved the minimum contents of the Corporate Governance Code of the companies authorized for public offering of their shares, which were approved as recommendations.

On January 25, 2010, TSA registered as a public deed the Declaration of Acquisition of the total remaining capital stock held by minority shareholders. Consequently, as from the date of the public deed, (i) TSA has acquired the total remaining capital stock of the Company held by minority shareholders and, (ii) the Declaration of Acquisition implies as a matter of law the withdrawal of the Company’s stock from the public offering and quotation regime. Consequently, as of the date of issuance of the financial statements, the Company is not longer under the framework of the General Resolution No. 516/07.

Comparison of results of operations for the three-month periods ended March 31, 2010 and 2009

All references made below to 2010 and 2009 are to the Company’s three-month periods ended March 31, 2010 and 2009, which are presented as described in note 2.5. to the financial statements.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.1. to the financial statements. References to “in current terms” are to figures not restated by inflation.

As a consequence of TDA S.A. capital stock acquisition, and as described in note 17. to the Company’s financial statements, the information included in this Operating and Financial Review Report for the period ended March 31, 2009, includes TDA S.A.’s balances (see note 2.5. to the Company’s financial statements).

Net Revenues

Net revenues increased by 10.6% to AR$ 1,498 million in 2010 from AR$ 1,355 million in 2009 (see note 2.5. to the financial statements).

The increase in revenues was principally due to an increase in the consumption of different services, mainly internet, supplemental services and flat rate.

The following table shows operating revenues stated in millions of pesos by category of services for the three-month periods ended March 31, 2010 and 2009:

	Amounts in million of pesos
	2010		2009 (2)		Variation
Basic telephone service
Measured service	344	22.9%	317	23.4%	8.5%
Monthly basic charges (1)	253	16.9%	248	18.3%	2.0%
Special services	506	33.8%	406	30. 0%	24.6%
Public phones	22	1.5%	23	1.7%	-4.3%
Access charges	205	13.7%	202	14.9%	1.5%
International long-distance service	73	4.9%	63	4.7%	15.9%
Direct Lines	33	2.2%	29	2.1%	13.8%
Other	62	4.1%	67	4.9%	-7.5%
Total	1,498	100%	1,355	100%	10.6%

(1)	Includes basic charges and charges for supplemental services.
(2)	See note 2.5 to the financial statements.

The main variations refer to:

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, to customers of other operators routed through the Company’s network as well as other operators’ networks. In this last case, the Company bills and collects revenues and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

Revenues from measured service increased by AR$ 27 million or 8.5% to AR$ 344 million in 2010 from AR$ 317 million in 2009. The variation was mainly due to higher income of packaged services that, net of the decrease in the average consumption of local and domestic long-distance use per line, amounts to AR$ 32 million. Such increase was partially offset by an increase in tariff discounts of approximately AR$ 5 million in 2010 as compared to 2009.

Revenues from monthly basic charges increased by AR$ 5 million or 2.0% to AR$ 253 million in 2010 from AR$ 248 million in 2009. The variation was mainly due to: (i) an increase in revenues from supplemental services, net of unprovided services, of approximately AR$ 7 million, partially offset by (ii) lower income in monthly basic charges of approximately AR$ 2 million mainly due a decrease of 5.6% of average charges.

Revenues from special services increased by AR$ 100 million or 24.6% to AR$ 506 million in 2010 from AR$ 406 million in 2009. The variation was mainly due to: (i) an increase of internet service, due to higher income generated by ADSL charges of AR$ 64 million and other value-added internet services of AR$ 2 million, mainly due to the larger number of users, (ii) an increase of AR$ 20 million for data transmission services and (iii) an increase of AR$ 14 million due to higher income generated by other special services.

Revenues from public phones decreased by AR$ 1 million or 4.3% to AR$ 22 million in 2010 from AR$ 23 million in 2009. The variation mainly results from a drop in the consumption and less number of lines in third party calling centers, in-store telephone booths and terminals.

Access charges: the Company bills and collects revenues resulting from call termination of other operators through the Company’s network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

Revenues resulting from access charges (interconnection) in 2010 amounted to AR$ 205 million, as compared to AR$ 202 million in 2009, representing  an increase of AR$ 3 million or 1.5%. The variation mainly results from: (i) an increase in monthly interconnection charges of approximately AR$ 4 million; partially offset by (ii) lower income from interconnection traffic of approximately AR$ 1 million.

International long-distance service revenues increased by AR$ 10 million or 15.9% to AR$ 73 million in 2010 from AR$ 63 million in 2009. This variation was mainly due to an increase in suppliers traffic and the exchange rate variations during the period.

Revenues from Direct Lines increased by AR$ 4 million or 13.8% to AR$ 33 million in 2010 from AR$ 29 million in 2009. The variation was mainly due to the increase in leases and monthly charges of direct line circuits.

“Other” revenues decreased to AR$ 62 million in 2010 from AR$ 67 million in 2009 which represents a decrease of AR$ 5 million or 7.5%. This variation was mainly generated by lower management services charges and others.

Cost of Services provided, Administrative expenses and Selling expenses (“Operating cost”)

Cost of services provided, administrative expenses and selling expenses increased by 11.6% to AR$ 1,203 million in 2010 from AR$ 1,078 million in 2009 (see note 2.5. to the financial statements).

The following table shows the breakdown of expenses for the three-month periods ended March 31, 2010 and 2009, stated in million pesos:

	Amounts in million of pesos
	2010		2009 (1)		Variation
Salaries and social security taxes	308	25.6%	266	24.7%	15.8%
Amortization of fixed assets and intangible assets	242	20.1%	246	22.8%	-1.6%
Fees and payments for services	411	34.1%	358	33.2%	14.8%
Material consumption and other expenditures	41	3.4%	35	3.3%	17.1%
Allowance for doubtful accounts	25	2.1%	21	2.0%	19.0%
Taxes	84	7.0%	77	7.1%	9.1%
Brand license fee	18	1.5%	11	1.0%	63.6%
Other	74	6.2%	64	5.9%	15.6%
Total	1,203	100%	1,078	100%	11.6%
(1)	See note 2.5 to the financial statements.

The main variations of operating costs refer to:

Salaries and social security taxes increased by 15.8% or AR$ 42 million from AR$ 266 million in 2009 to AR$ 308 million in 2010. The variation was mainly due to an increase in salaries granted by the Company during 2010 to employees, both included and not included in the collective bargaining agreement and to employees included in the collective bargaining agreement in mid-2009. These increases were accompanied by an increase in the Company’s average headcount, which varied approximately 2.8% from 10,556 in 2009 to 10,851 in 2010.

The productivity index, measured as lines in service by employee decreased from 433.6 in 2009 to 421.4 in 2010 due to a lower increase in lines in services over the Company’s average headcount.

The amortization of fixed assets and intangible assets decreased from 246 million in 2009 to 242 million in 2010. The decrease was mainly due to the assets that were no longer amortized after March, 2009 (mainly transmission, switching and radio equipment and IT applications) partially offset by the depreciation charges resulting from fixed assets increases applied during the period.

Fees and payments for services increased by 14.8% or AR$ 53 million to AR$ 411 million in 2010 from AR$ 358 million in 2009.

In relation to the above-mentioned variation, the main increases that are worth to be mentioned are:

•	Advertising expenses for AR$ 10 million, mainly generated by an increase in the number of advertising and telemarketing campaigns;
•	Maintenance of networks and buildings expenses for AR$ 22 million;
•	Expenses on IT services for AR$ 1 million;
•	Security, communication and traveling, and other expenses for AR$ 3 million;
•	Temporary personnel expenses for AR$ 4 million;

•	Expenses related to the edition, printing and distribution of the telephone directories for AR$ 3 million; and
•	Paid commissions for sales for AR$ 20 million.

These increases were partially offset by:

•	A decrease in advisory and consulting expenses for AR$ 2 million.
•	A decrease in interconnection traffic and links with providers and outgoing international calls for AR$ 8 million.

Costs for material consumption and other expenditures increased from AR$ 35 million in 2009 to AR$ 41 million in 2010. The main cause for the change was the increase in the supplies used by the Company, as a result of the larger average number of installed lines of basic telephone services and ADSL and the higher prices of such supplies.

The allowance for doubtful accounts increased by a net of AR$ 4 million. The variation was mainly due to an increase of the allowance for doubtful accounts in 2010 of AR$ 27 million, which as compared to the AR$ 25 million charged of 2009, represents an increase of AR$ 2 million; and a total recovery of collection of past-due customers in 2010 of AR$ 2 million, which as compared to the AR$ 4 million recovered in 2009 represents an increase in the allowance of AR$ 2 million.

The charge to income for taxes increased by AR$ 7 million, from AR$ 77 million in 2009 to AR$ 84 million in 2010. This variation is mainly due to an increase in the Company’s revenues, the taxable base for determination of certain taxes.

The charge to income for brand fee increased by AR$ 7 million, from AR$ 11 million in 2009 to AR$ 18 million in 2010. The variation is mainly due to the coming into force on May 1, 2008 of the brand license agreement whereby TSA granted the Company with a license to use various of its brands in Argentina (including the Telefónica brand). This agreement shall be in force until December 31, 2011 and may be renewed for three-year periods (see note 11.2. to the financial statements).

The charge to income for other operating costs increased from AR$ 64 million in 2009 to AR$ 74 million in 2010, representing a AR$ 10 million increase. The variation is manly due to an increase in rentals of AR$ 10 million; an increase of commissions of AR$ 1 million; an increase in other payroll expenses of AR$ 2 million; an increase of AR$ 4 million in the amount charged to results for tax on bank transactions and an increase in other expenses of AR$ 4 million, partially offset by a decrease in insurance costs of AR$ 3 million and a decrease in cost of goods sold of AR$ 8 million.

Other expenses, net

           Other expenses, net increased from AR$ 36 million in 2009 to AR$ 44 million in 2010, mainly due to an increase in reserve charges of AR$ 36 million partially offset by decrease in the employee termination charges and other expenses of AR$ 15 million and AR$ 13 million, respectively.

Financial income and losses

For the three-month periods ended March 31, 2010 and 2009, net financial income and losses amounted to losses of AR$ 85 million and AR$ 138 million, respectively, representing a decrease of the loss of AR$ 53 million. This variation was mainly due to: (i) AR$ 64 million decrease in the loss from exchange differences, from a loss of AR$ 87 million in 2009 to a loss of AR$ 23 million in 2010, (ii) a decrease in interest and net financial charges of AR$ 21 million; partially offset by (iii) AR$ 31 million increase in holding loss from financial instruments, and (iv) an increase in holding loss from other financial expenses of AR$ 1 million.

Income tax

The charge for income tax as of March 31, 2010 and 2009 amounted to AR$ 56 million and AR$ 34 million, respectively. The variation is mainly due to the increase in taxable net income as of March 2010 as compared to March 2009.

Net income

Net income increased from a gain of AR$ 69 million in 2009 to a gain of AR$ 110 million in 2010. The variation is mainly explained by the increase in net revenues and the decrease in loss of financial and holding charges, partially offset by the increase in operating, administrative and selling expenses, and an increase in other expenses, net.

Cash and cash equivalents

Cash and cash equivalents were AR$ 1,141 million as of March 31, 2010 and AR$ 530 million as of Mach 31, 2009. As of the closing date of the financial statements, 13.2% of Company’s cash and cash equivalents are denominated in foreign currency. As a percentage of total assets, cash and cash equivalents represent 16.0% as of the closing date of the financial statements.

Cash provided by operating activities were AR$ 242 million and AR$ 287 million as of March 31, 2010 and 2009, respectively.

Financial resources and investments

At March 31, 2010, the Company held long-term debts in euros from major financial institutions in an amount equivalent to AR$ 37 million with maturities until May 2017 accruing a nominal annual interest of 1.75%. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

As of the closing date of these financial statements, there were two negotiable obligations series outstanding:

Issuance Month/Year	Face Value as of March 31, 2010 (in millions) (b)	Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
08/03	US$144.9	7	11/2010	9.125	a)
08/03	US$116.2	8	08/2011	8.85	a)

a)	Refinancing of liabilities.
b)	Net of the face value of negotiable obligations repurchased in 2009, which to date, have not been cancelled.

On September 24, 2009, the Company issued two purchase offers in cash for its outstanding negotiable obligations, whose maturity was on October 22, 2009, having the Company disbursed a total amount of US$ 67.9 million and pesos 18.7 million in order to repurchase the negotiable obligations, corresponding to:

- Convertible negotiable obligations at 8.850% maturing in August 2011 for a face value of US$ 28,576 (corresponding to 100% of the series’ outstanding amount).

- Negotiable obligations at 9.125% maturing November 2010 for a face value of US$ 48.2 million.

- Negotiable obligations at 8.850% maturing August 2011 for a face value of U$S 17.9 million.

Furthermore, on October 29, and 30, 2009, the Company repurchased US$ 2.4 million and US$ 0.5 million of its negotiable obligations maturing in 2010 and 2011, respectively.

As of the date of issuance of the financial statements, the Company has not cancelled the repurchased negotiable obligations corresponding to series 2010 and 2011, and has cancelled all of the convertible negotiable obligations for an amount of US$ 28,576. However, the Company has no intention to resell the negotiable obligations that have not been cancelled.

The prospectus related to the issuance of these negotiable obligations describes the issuance in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc.

Main funds used in 2010 were to purchase fixed assets and to repay loans and interest. The funds used to purchase fixes assets and intangible assets in 2010 and 2009 amount to AR$ 71 million and AR$ 95 million (in 2010 net of AR$ 96 million and AR$ 62 million financed by trade payables and bank and financial payables, respectively, and in 2009, net of AR$ 59 million financed with trade payables), respectively.

The following table contains a breakdown of the Company’s investments in fixed assets and intangible assets (1) for the three-month periods ended March 31, 2010 and 2009.

	Millions of Argentine pesos
	2010	2009 (2)
Land, buildings and equipment	-	3
Transmission and switching equipment	133	70
External plant	13	3
Telephone equipment	14	19
Materials	44	42
IT applications	17	14
Others	8	3
Total	229	154
(1)	Allocation of work in process and prepayments to vendors to each line item has been estimated.
(2)	See note 2.5. to the Company’s financial statements.

Foreign-denominated debt, receivables and investments

The Company’s bank and financial payables in foreign currencies as of the closing date of the financial statements amounted to approximately US$ 284 million (approximately AR$ 1.1 billion), 9 million euros (approximately AR$ 48 million), and 1,040 million yens (approximately AR$ 43 million). As of the closing date of the financial statements, the Company also had the equivalent of approximately AR$ 497 million of trade and other payables denominated in foreign currencies. Approximately AR$ 351 million of the Company’s receivables and investments are denominated in foreign currency.

As of March 31, 2010, the Company's current assets are lower than its current liabilities by 593 million. The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus bank loans and/or access to capital markets and ultimately applying for financing from the Company's indirect parent company.

In the past, the Company managed to reduce gradually its financial indebtedness through a combination of cancellations at maturity, issuance of negotiable obligations, and short and long-term refinancings. The Company expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancings options and/or other financing alternatives that the Company may consider will, in the opinion of the Company’s Management, enable the Company to settle or successfully refinance the remaining balance of its indebtedness.

Exposure to foreign exchange rates

In September 1999, the Company entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan whose nominal amount as of the closing date of the financial statements was 1 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of the closing date of the financial statements, the related liability, taking into account the effect of the swap and the additional interest accrued, amounts to US$ 10 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company's shareholders' equity. As of March 31, 2010 and December 31, 2009, the hedge relationships of this swap was ineffective (see note 2.2.j) to the financial statements).

The Company uses foreign currency forward agreements, to hedge the risk associated with the exposure to the exchange rate of financial indebtedness and trade payables denominated in US Dollars. As of the closing date of the financial statements, the Company had entered into foreign currency forward agreements with local banks, offsetting at maturity, for a total of US$ 278 million. The maturity of these agreements occur from April 2010 to January 2011. The average exchange rate agreed upon for these transactions was AR$ 4.13 per U.S. dollar. As of March 31, 2010 and December 31, 2009, the hedge relationships were effective (see note 2.2.j) to the financial statements).

In addition, as of the closing date of the financial statements, the Company has foreign currency forward agreements with the ROFEX for a total amount of US$ 25 million, whose maturity occurs from June 2010 to January 2011. Regarding the abovementioned agreements, the Company performs daily adjustments to the compensation account, in order to reflect the variations relative to the market, considering the agreed average exchange rate of AR$ 4.17 per U.S. dollar, fulfilling the collateral margins required for its transactions. For that purpose, the Company has made guarantee deposits in order to ensure that the collateral margins required by the ROFEX are met (see note 14. to the financial statements). As of March 31, 2010, the hedge relationships were effective (see note 2.2.j) to the financial statements).

Contractual obligations and commercial commitments

The following table represents a summary of the Company’s contractual obligations and commercial commitments:

	Payments due by period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Bank and financial payables	1,289	716	514	20	34	5
Other obligations	2,407	2,100	80	36	33	158
Total contractual obligations	3,696	2,816	594	56	67	163

Other commercial commitments	213	71	103	24	14	1
Total commercial commitments	213	71	103	24	14	1

Bank and financial payables include principal and interest. For the debts that accrue a variable interest rate, the Company estimated interest payable based on interest rates in effect as of the closing date of the financial statements. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 100% of these obligations are denominated in foreign currency, and therefore principal and interest payments are estimated based on exchange rates in effect as of the closing date of the financial statements. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctuations.

Statistical data

The following table provides certain basic information relating to the development of the Company’s domestic telephone system.
	Operating Data
	March-10	March-09 (4)

Lines installed (1)	5,080,958	5,043,407
Lines in service (1)	4,611,433	4,594,911
Lines in service per 100 inhabitants (1) (2)	23.2	23.3
Lines in service per employee (1) (3)	421.4	433.6
Percentage of lines connected to digital exchanges (1)	100%	100%
Public telephones installed (1)	87,437	95,718

(1)	Unaudited information.
(2)	Southern region.
(3)	Considering lines in service and the total amount of employees as of the year-end.
(4)	See note 17. to the Company’s financial statements.

Prospects of Telefónica de Argentina S.A.

In the 2001 post crisis scenario, where the companies reacted by carrying out liability restructurings, mergers and acquisitions, the Company faced extraordinary challenges, focusing its decisions in the generation and protection of its cash flows and in the fulfillment of its commitments.

Since 2003, the economy growth facilitated a gradual recovery of the telecommunications services demand, raising the consumption and favoring the development of new services, such as broadband, in a highly competitive environment.

The Company’s results of operations are sensitive to changes in the peso/ U.S. dollar exchange rate due to its primary assets and revenues are denominated in pesos while 41% of its total liabilities are denominated in foreign currency.

In this scenario, the Company has defined the following management priorities for the short and medium term, in order to reach its vision of “Improving people’s lives, facilitate business and contribute to communities progress in which we operate by supplying innovating services based on Information Technologies and communications”:

•	To continue developing the traditional basic telephone service and to add new value added services for the residential segment, small and medium companies, large companies and the Government;
•
Becoming a 2.0 company, leading Internet growth opportunities by developing broadband, considered to be the main lever for growth in the residential segment. The growth plan launched by the Company has allowed it to consolidate its leading position in the area where it is the incumbent, maintaining quality and service standards comparable to the most developed markets around the world and has succeeded in overcoming the challenge of exceeding 1.2 million broadband’s customers in 2009;

•
To continue adding value through an added-value services offer over broadband, enhancing the contents and variety of multimedia services, and developing commercial alliances with third parties to continue improving  the  value proposal offered to customers;

•	To continue investing in the capacity of our network to increase the broadband connection speeds, incorporating new technologies such as VDSL and fiber;
•
To consolidate the Company as a comprehensive supplier for corporate customers, i.e., with a vision focused on integrated solutions based on information technology, adapted to the needs of different sectors of the economy;

•	To drive forward the Company’s conversion into an organization focused on, and committed to, the customer and to quality, through continued improvement in customer satisfaction;
•	To develop our human capital resources in order to consolidate our position among the best companies to work for in Argentina;
•	To promote the development of an innovation-oriented culture;
•	To optimize resource use by simplifying processes focused on customers and generating efficiencies at the operational level;
•	To continue with an adequate cash management, honoring commitments assumed; and
•	To contribute to Argentina’s economic and social development by reinforcing the Company’s positioning as a strategic ally of the country.

In summary, the Company’s long term business strategy consist in keeping and improving its position in the competitive Argentine telecommunications market. This strategy implies the innovation in the development of new offers of telecommunication services, in traditional services plus broadband and others, for corporate and residential customers.

In this line, the Company will continue to invest substantial resources expecting to invest in 2010 over one  billion in fixed service and in Broadband, empowering the contents and variety of the value added multimedia services that may be supplied with that service, as well as, in training and personnel development and in incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short- and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	June 15, 2010	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel